33 THREADS™

TAVI® toesox® VOORAY®

BASE 33™ MIZU

FISCAL 2026 ANNUAL REPORT



Thirty Three Threads, Inc.
1330 Park Center Drive
Vista, CA 92081

www.thirtythreethreads.com

Dear Shareholders,

Fiscal 2026 marked an important turning point for Thirty Three Threads. Following one of the most challenging periods in our company's history, I am pleased to report that we made significant progress in rebuilding our business, improving our financial performance, and returning the company to positive normalized EBITDA.

Throughout fiscal 2026, our management team remained focused on stabilizing operations and restoring profitability.

Net revenue increased to $38.4 million, compared with $36.8 million in fiscal 2025, representing growth of approximately 4.3%. Selling, general, and administrative expenses increased by approximately $51,000, or 0.2%, despite generating nearly $1.6 million in additional revenue. This improvement demonstrates our ability to generate additional revenue without a corresponding increase in our operating cost structure.

Gross profit increased from approximately $24.0 million to $25.6 million, while gross margin improved from 65.1% to 66.6%, reflecting our efforts to manage product costs, improve sourcing arrangements, and strengthen our product and customer mix.

Perhaps the most meaningful financial achievement was our return to positive normalized EBITDA. After a normalized EBITDA loss of approximately $1.24 million in fiscal 2025, we generated positive normalized EBITDA of approximately $330,000 in fiscal 2026, an improvement of approximately $1.57 million. Our net loss also declined from approximately $1.47 million to $874,000. While we are not yet satisfied with our overall profitability, these results represent a substantial change in direction.

Strengthening Our Financial Foundation

Subsequent to our fiscal year-end, in October 2026, we secured a new asset-based lending facility with borrowing capacity of up to $10 million, replacing our previous financing arrangement. The facility is intended to support our working capital requirements through borrowing against eligible inventory and accounts receivable. Actual availability remains dependent upon eligible collateral and the terms of the lending agreement.

We remain focused on improving inventory management, accelerating accounts receivable collections, reducing financing costs where possible, and strengthening operating cash flow. Our goal is to build a business that consistently generates positive cash flow and operates with a stronger, more resilient balance sheet.

Fit Commerce and New Growth Opportunities

An important component of our longer-term growth strategy is the continued development of FitCo and its Studio Retail Reimagined marketplace. Our vision is to create a centralized digital marketplace through which fitness studios can access merchandise from multiple brands and suppliers, simplifying purchasing and making retail operations more efficient. For Thirty Three Threads, this creates opportunities to deepen customer relationships, expand distribution, and participate in a broader range of retail transactions.

As we move into fiscal 2027

We have continued investing in enterprise systems and operational processes. Our implementation of SAP S/4HANA is intended to improve financial visibility, inventory management, reporting, and coordination across our global operations. We are also evaluating artificial intelligence, automation, and other technology-enabled processes

to reduce manual work, improve accuracy, strengthen internal controls, and enhance productivity. Our objective is to create a more scalable operating model in which future revenue growth can translate into greater profitability without proportional increases in overhead.

Our priorities are to improve profitability through disciplined expense management and stronger margins; strengthen working capital and operating cash flow; accelerate profitable growth through expanded distribution and new retail opportunities; and continue investing in systems, technology, brands, and innovative products that deliver value to our customers and retail partners.

We are expanding our business development efforts into larger fitness clubs, specialty running retailers, resorts, hotels, spas, and other lifestyle-oriented retail environments. We also continue to evaluate opportunities to expand customized and co-branded merchandise programs, drawing on our design, development, sourcing, and distribution capabilities.

I want to express my sincere appreciation to our employees for their dedication and perseverance, and to our customers, suppliers, business partners, and lenders for their continued support. To our shareholders, thank you for your patience, trust, and commitment. We take seriously our responsibility to deliver measurable financial improvements and build long-term shareholder value. Fiscal 2025 tested the resilience of our company. Fiscal 2026 demonstrated our ability to recover. Fiscal 2027 will be about building on that recovery and converting our progress into sustainable, long-term profitability.

Sincerely,

Barry

Barry Buchholtz
Chief Executive Officer



OMB APPROVAL	
OMB Number:	3235-0716
Expires:	May 31, 2024
Estimated average burden hours per response	. . . . .49.96

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

Thirty Three Threads, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

California

Date of Organization:

August 10, 2004

Physical Address of Issuer:

1330 Park Center Drive, Vista, California 92081

Website of Issuer:

https://www.thirtythreethreads.com

Current Number of Employees:

59 full-time employees

Particulars	Most recent fiscal year-end (2026)	Prior fiscal year-end (2025)
Total Assets	$28,422,912	$20,102,566
Cash & Cash Equivalents	$541,114	$67,971
Accounts Receivable	$4,179,906	$3,378,880
Current Liabilities	$20,934,228	$15,867,529
Long-term Debt	$4,039,730	$1,868,394
Revenues/Sales (Net)	$38,391,513	$36,815,150
Cost of Goods Sold	$12,804,970	$12,852,060
Income Tax Expense (Benefit)	$49,156	($694,174)
Total Comprehensive Loss	($823,739)	($1,493,438)

October 28, 2026

THIRTY THREE THREADS, INC.

Form C-AR

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Thirty Three Threads, Inc. ("Thirty Three Threads," the "Company," "we," or "us"), a corporation formed under the laws of the State of California, for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.thirtythreethreads.com/investor-relations/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is October 28, 2026

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

The Company, having offered and sold Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act"), is filing this annual report pursuant to Rule 202 (17 CFR 227.202) of Regulation Crowdfunding for the fiscal year ended June 30, 2026. A copy of this report may be found on the Company's website at https://www.thirtythreethreads.com/investor-relations/

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure: The Company is not subject to any "bad actor" disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act, and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned individual.

The Company also certifies that the attached financial statements are true and complete in all material respects.

/s/ Barry Buchholtz

(Signature)

Barry Buchholtz

(Name)

Chief Executive Officer / Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Barry Buchholtz

(Signature)

Barry Buchholtz

(Name)

Chief Executive Officer / Director

(Title)

October 28, 2026

(Date)

/s/ Elizabeth Guild

(Signature)

Elizabeth Guild

(Name)

Chief Financial Officer

(Title)

October 28, 2026

(Date)



EXHIBIT A
ANNUAL
REPORT
(EXHIBIT A TO FORM C-AR)

October 28, 2026

THIRTY THREE THREADS, INC.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A ("Annual Report") and Exhibit B ("Financials") therein.

THE COMPANY & ITS BUSINESS

Thirty Three Threads, Inc. ("Thirty Three Threads," the "Company," "we," "us," or "our"), is a corporation formed under the laws of the State of California. It was founded by Joe Patterson, our Chairman of the Board, in 2004 as ToeSox, Inc.

The Company changed its name to Thirty Three Threads, Inc. to broaden its market identification when it acquired the assets of the sock brand, TAVI (FKA Tavi Noir) in September 2015. In January 2018, the Company created an additional sock brand, originally targeted towards male consumers, called "Base 33." In January 2022, the Company acquired the assets of Vooray International, Inc., an athletic bag and accessory brand ("Vooray"). In September 2025, the Company signed an exclusive distribution agreement with Mizu, Inc. ("Mizu") to globally distribute their various reusable beverage containers.

Thirty Three Threads designs, develops, obtains production, and distributes athleisure apparel, socks, gloves, bags, liquid containers, and other accessories under the brands ToeSox, TAVI, Base33, Vooray, and Mizu. The Company primarily sells its products to fitness studios, retailers, and distributors who sell directly or indirectly to consumers. Net revenues reached $38,391,513 and $36,815,150 for the fiscal years ended June 30, 2026 and 2025, respectively. Adjusted EBITDA, which is defined as EBITDA plus any non-cash stock compensation expenses, was $551,518 and $(1,042,113) for the fiscal years ended June 30, 2026 and 2025,

respectively. Total Comprehensive Loss after taxes was $(823,739) and $(1,493,438) for the fiscal years ended June 30, 2026 and 2025, respectively.

Our principal executive offices are located at 1330 Park Center Drive, Vista, California 92081. Our telephone number at that location is (760) 734-6920. We have a European subsidiary, Thirty Three Threads, AG (Business Identification Number CHE-375.803.384, formed on August 17, 2020), located at Piazza Indipendenza 3, Lugano, 6901 Switzerland, which distributes our products throughout the European, Middle East, and African ("EMEA") regions and remits royalties to the Company. We have third-party logistics warehouse facilities in Tijuana, Mexico, Poole, The United Kingdom and Rotterdam, The Netherlands. The Company also has an office with administrative, sales, operations, and accounting functions in Tijuana, Mexico and an office with operations, logistics, quality control, and development functions in Haining, China. Our respective entity and brands website addresses are www.33threads.com, www.taviactive.com, www.toesox.com, www.vooray.com, and www.mizulife.com. Information on our websites is not a part of this Report.

On November 6, 2020, the Company's board of directors passed a resolution to reincorporate the Company in Delaware, which the Company expects to accomplish in fiscal year 2028.

THE COMPANY & ITS PRODUCTS

The name "Thirty Three Threads" references the 33rd parallel, where San Diego is located. Our name echoes the spirit of the active lifestyle this area is so well known for. San Diego is our home, and it is here that our story and collection of specialty brands come to life. Our brands – ToeSox, TAVI, Base33, Vooray, and Mizu – create products inspired by movement. Our products support each customer's activity and style from sunrise to sunset, and our values are anchored in long-lasting premium quality, innovation and creativity.

Each of the five Thirty Three Threads brands offers multiple product categories. ToeSox offers grip and sport socks, as well as accessories such as leg warmers. TAVI offers grip, sport, and casual socks, as well as a line of women's apparel. Base 33 is our men's line of grip and sport socks. Vooray offers a wide variety of gym, sport, studio, leisure, and travel bags for both men and women that are geared towards a fashion-forward consumer who seeks a high-quality bag with innovative designs. Mizu offers a premium line of reusable water bottles and drinkware designed for active and environmentally conscious consumers.

Our apparel is marketed as premium performance wear for the women's athleisure market. Our sock products are marketed not only as equipment for barefoot fitness, but also as premium fashion and lifestyle products. Our bags and bottles are marketed as stylish, functional accessories that complement an active, fashion-forward, and sustainability-minded lifestyle. When consumers use a Thirty Three Threads product, they're not just participating in the Thirty Three Threads lifestyle, they are treating themselves to a premium fashion product with the highest standards of quality and workmanship.

Joe Patterson, who serves as Chairman of the Company's board of directors, founded Thirty Three Threads (FKA ToeSox) in August of 2004. In 2012, Barry Buchholtz joined the Company as a Board Member and President to accelerate the overall growth of the Company. In December of 2021, the Company's board of

directors appointed Mr. Buchholtz as Chief Executive Officer.

In 2019, the Company launched its line of TAVI activewear apparel, which utilized our extensive distribution network and brand recognition to enter the apparel market. Our efforts to enter the apparel market have been successful with nearly 20% and 18% of our revenue coming from the apparel product line during fiscal 2026 and 2025, respectively.

In 2022, we acquired Vooray both to expand our offering of fitness accessories and to enter the “gym bag” market. Vooray specializes in creating premium athletic bags for the fitness-minded consumer. Since 2025, Vooray struggled significantly due to self-imposed restrictions of the sale of the products in the US due to high duties and tariffs, resulting in 1.1% and 2.1% of our revenue coming from the Vooray product line during fiscal 2026 and 2025, respectively.

In 2025, we added the Mizu brand to our portfolio through an exclusive distribution and license agreement, further expanding our product offerings into reusable water bottles and drinkware that align with our focus on active and sustainable lifestyles.

Through the combination of ToeSox, TAVI, Base33, Vooray, and Mizu, Thirty Three Threads has become a multi-brand and multi-product supplier to the fitness, health and wellness markets, offering a fulsome athleisure solution with premium products and designs. The breadth of our offerings has allowed us to expand our distribution in studios, gyms, department stores, sporting goods, and increase our revenue generated by direct e-commerce sales.

OUR PRODUCTS & INNOVATION

Our products are designed not only for fitness use, but as daily lifestyle products. They transition easily from a studio session or a trail run to day-to-day life. We keep innovative design and quality top-of-mind, and produce premium products that feature unique fabrics, designs, and colors. All our products deliver the highest quality, fit, and performance. We know that product details play an extremely important role in consumer buying decisions, so we pay considerable attention to the smallest of details throughout the development process. This attention to detail and our innovative fabrication techniques differentiate our products from our competitors. We believe the significant experience of our design and development teams greatly enhances our ability to capture market share and maintain consumer loyalty.

We place a high value on the product feedback and ideas that come from our own customers, ambassadors, and influencers who are involved in Pilates, barre, yoga, and other athletic pursuits. Our connection with these markets continues to be the inspiration for our product and brands and plays a big role in our reputation for distinct and authentic marketing and products. We sell to distributors and retailers at price points ranging from $12 to $150, which positions our product offering on the premium end of the pricing scale.

We have also expanded our co-branding capabilities to support smaller production batches across our athleisure apparel, bags, and reusable water bottles and drinkware product lines. This flexibility allows us to collaborate with our wholesale partners, fitness studios, and retailers on customized products without the

large minimum order quantities traditionally required.

The following outlines our current product offerings:

Brand	Product Categories
ToeSox	Grip socks; Sport socks; Leg warmers
TAVI	Grip socks; Sport socks; Casual socks; Women's activewear apparel; Hair accessories; Hats
Base33	Grip socks; Grip gloves; Sport socks
Vooray	Gym bags; Duffel bags; Weekender bags; Tote bags; Belt bags; Fanny packs; Backpacks; Yoga mat bags
Mizu	Reusable stainless steel water bottles; Travel coffee mugs and tumblers; Reusable straws and accessories

Due to import restrictions related to tariff and other global trade issues, availability of certain product lines were restricted in the US market causing declines in our apparel and bag product lines.


Account Penetration by Product Line
(% of Accounts FY2025 and FY2026)
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
48.1%
51.8%
91.5%
85.3%
20.6%
22.7%
Apparel
Socks
Bags & Accessories
FY2025
FY2026

Thirty Three Threads, including its Swiss subsidiary, currently has 59 full-time employees and approximately 4 independent contractors that work exclusively for us in the United States. We have 13 contractors that work exclusively for us in China as our Quality Control, development, and logistics team. In Mexico, we have 23 full-time contractors who work through an independent employment agency, and approximately 50 contractors that work exclusively for us in our warehouse through a third-party warehouse provider.

INTELLECTUAL PROPERTY

Thirty Three Threads maintains a strong intellectual property portfolio, which includes 130 active trademarks (113 registered and 17 pending) across 35 jurisdictions, including WIPO and the European Union, as well as 53 active patents (all issued) in 8 countries. We believe the Company's intellectual property makes it difficult for our competitors to sell comparable sock products, giving Thirty Three Threads a competitive advantage by creating significant barriers to entry.

Historically, Thirty Three Threads has vigorously defended its intellectual property, and we believe we have been able to keep other companies from selling wrongly using our intellectual property.

LITIGATION

The Company has sued Pacific Manufacturing LLC, as well as the companies, The Sticky Studio Sock LLC dba Lucky Honey, Arabesk, Inc., and The Great Feet LLC dba Great Soles, in state court in San Diego for interference with contract, due to their sales and attempted sales of sock products to franchisees of Xponential Fitness, LLC, with whom the Company has an exclusive sales agreement.

The Company is also in settlement discussions regarding a claim by a model alleging a violation of waiting time penalties under California Labor Code Section 203. The Company is claiming cross-liability to the modeling agency.

MANUFACTURING & QUALITY ASSURANCE

We currently require minimal investment in machinery or property because we have created alliances with independent manufacturers of raw material and finished goods that are located in China and Mexico. These long-standing relationships enable us to maintain low product development and production costs and capitalize on a shorter product-to-market cycle. We maintain a staff of quality assurance and quality control technicians on-site every day at each factory to ensure the highest level of quality in all of our products. In addition to our on-site quality control staff, our vendor agreements require our vendors to comply with manufacturing and quality assurance standards and provide warranties for any products that do not meet such standards. Due to continued supply chain issues, tariffs, changes within the IMMEX program, and other related issues, we have experienced some delays in sourcing our products and meeting final product deliveries.

THE COMPANY'S CORPORATE & DISTRIBUTION FACILITIES

Our corporate headquarters is approximately 16,000 square feet and is located in Vista, California. Our primary distribution center is in Tijuana, Mexico, using a third-party logistics company. The Company also has a third-party logistics warehouse in Poole, UK and Rotterdam, Netherlands for distribution to Europe with office space in Lugano, Switzerland and Amsterdam, Netherlands. We also lease office space in Haining, China. The Company also maintains an established office in Tijuana, Mexico with administrative, sales,

operations, and accounting functions.

DISTRIBUTION TO FRANCHISORS & WHOLESALERS

Thirty Three Threads distributes its products through various channels both domestically and internationally that resell our products to our target consumers. We believe our products have very wide distribution opportunities including fitness boutiques, larger scale gyms, department stores, on-line retailers, natural grocery, footwear specialty, and sporting goods stores, as well as others. As of June 30, 2026, Thirty Three Threads products were sold in approximately 7,500 locations, in approximately 64 countries and territories worldwide. The Company has developed exclusive sock distribution agreements with several large chains in the studio fitness market in approximately 3,500 locations in the United States. Because of its distinctive boutique studio distribution channel, the Company has been able to respond quickly to changing buying patterns as more consumers shift away from traditional brick and mortar locations (e.g., retail malls) to boutique apparel and fitness retail shops. For more information, please see "THE COMPANY AND ITS BUSINESS – Sales and Distribution," below.

Costs of importing goods and distribution to our customers has risen substantially primarily due to increases in duties and tariffs. We are working on methods to mitigate these costs but these costs may impact our net income in future periods.

Our distribution strategy is based on our belief that the integrity and success of our brand is dependent on responsible growth, capturing the interest of our target consumer, and ease of purchase within our distribution network. We distribute our products through various channels both domestically and internationally that resell our products to our target consumers. We believe our products have very wide distribution opportunities, including fitness boutiques, gyms, department stores, on-line retailers, fashion/lifestyle boutiques, footwear specialty, sporting goods retailers, resorts, cruise lines, and natural grocery vendors, to name several. Additionally, we intend to expand our e-commerce sales through Amazon.com, Inc. and our direct-to-consumer web sites.

We request that our retailers maintain specific standards of brand representation at the point of sale, including minimum inventory levels and point-of-purchase branding.

Our distributors must comply with distribution contracts outlining the terms and conditions of the distribution, resale, and marketing of our products. Distributors also must agree not to resell or divert products through unauthorized channels of distribution or outside of their geographic distribution area.

We understand that our retail partners represent the link between our brand and the consumer; therefore, we have and will continue to focus on building relationships with these retailers, their retail sales staff, and our distributors.

Our retail marketing and sales support teams ensure that our sales representatives and retail partners have the tools, knowledge, and support to sell our products. We provide displays, point of purchase materials,

merchandising tutorials, sampling, in-store promotions, and other sales support materials that assist in both selling products and building relationships with our retail partners.

DIRECTORS, EXECUTIVE OFFICERS & SIGNIFICANT EMPLOYEES

This table shows the principal people on our team:

	Name	Designation	Term of Office
Executive Team	Barry Buchholtz	Chief Executive Officer*	December 2021
	Lisa Guild	Chief Financial Officer	January 2025
	Kaila Harter	General Counsel & Corporate Secretary	October 2021
	Daniel Ortiz	Chief Operating Officer	March 2026
	Matt Weaber	Vice President of Business Development	January 2016
	Alison Mitchell	Vice President of eCommerce	February 2025
	Brenna Pierose	Vice President of Marketing	March 2025
Directors	Joe Patterson	Chairman	January 2004
	Barry Buchholtz	Director	January 2012
	David Fraser	Compensation Chair	October 2025
	Tammy Storino	Audit Committee Chair	March 2024

* Barry Buchholtz joined the Company in January 2012 as the President, CFO, and Secretary. In December 2021, he assumed the role of Chief Executive Officer. Kaila Harter was appointed as the Company's Corporate Secretary by the Board of Directors in September 2022.

BOARD OF DIRECTORS

Joe Patterson, Chairman of the Board

In 2004, Joe and his wife, Christina, founded the Company in their garage and began to develop the ToeSox brand, and essentially created the fitness grip-sock industry. Joe led the Company as CEO until November 2019, during which time the Company became one of the leaders in the grip sock industry with numerous patents and technologies that he personally developed. Joe currently provides Company oversight as Chairman of the Board. Joe started his career as a sales rep for GAF, the largest manufacturer of Roofing technology in the US with over $3 Billion in annual revenue. Joe held the position of Regional Sales Manager for 7 years. Joe received his Bachelor of Sciences degree in Biology from San Diego State University in 1994.

Tammy Storino, Director & Chair of Audit Committee

Tammy Storino began her career as a CPA at Arthur Andersen & Co. in Chicago in both the Audit and Consulting practices. Tammy then joined the Walt Disney Company as a corporate auditor. During her fourteen year career with Walt Disney, Tammy was selected to live in Hong Kong for five years, where she was responsible for regional finance and audit before returning to the United States to assume a variety of global positions in Disney's Consumer Products division. Upon moving to Orange County, California, Tammy joined private equity-backed luxury women's apparel fashion house St. John Knits International, Inc. where she was the Chief Financial Officer for seven years as well as leading manufacturing and operations. Tammy was recruited to join Too Faced Cosmetics as their Chief Financial Officer and led the sale to Estée Lauder for $1.5B, the highest beauty sale at that time. After the sale, Tammy stepped back to care full time for her dear father during which time she became a Tech Coast Angel investing in startups primarily in life sciences as well as joining her first board as a Governor for the Gemological Institute of America ("GIA"). Tammy serves as Chair of the Finance Committee for GIA and as well as being a member of the Executive, Audit and Governance committees. Tammy is currently the Chief Financial Officer of Beach House Group, a privately held brand incubator primarily in the beauty space. Tammy joined the board of Thirty Three Threads in 2024 and Chairs the Audit Committee.

David Fraser, Director and Chairman of the Compensation Committee

David is a Vice President and co-founder of Rovin Capital, where he helped build a private debt platform managing over $55 million across its primary fund and special purpose vehicles. He specializes in lower middle market lending, distressed debt, complex restructurings, and founder-led businesses, with extensive experience sourcing, structuring, and managing investments. Previously, he managed an $80 million investment portfolio at Black Oak Capital, served on the Investment Committee and portfolio company boards, and led numerous strategic transactions, leadership transitions, and operational turnarounds. He holds both a B.S. and M.S. in Finance from the University of Utah.

EXECUTIVE TEAM

Barry Buchholtz, CEO & Director

Barry Buchholtz was Director of Operations at Kaypro Corp, the 4th largest computer manufacturer in the world, during the late 1980's. Barry managed the restructuring of manufacturing, oversaw operations as well as the European subsidiary in Mastricht, Germany. He then became Chief Operations Officer for Professional Technologies, a Los Angeles-based PC manufacturer with over $100 million in annual revenue. In 1992, Barry joined Wisconsin-based Vision Technologies, LLC, a division of BTC, a public company listed on the Taiwan exchange, as its Chief Operations Officer. In 1997, Barry moved back to California and joined Spy Optic, Inc. as its President and later the CEO. Spy was a leader in the eyewear industry and under Barry's leadership went public on the Nasdaq exchange in 2004. In 2008, Barry joined Chrome Hearts Eyewear, the global leader in luxury eyewear, as its General Manager for its European operations. In 2011 Barry moved back to the US and later joined ToeSox Inc. in 2012, and served as its President and CFO, and currently serves as its Chief Executive Officer. Barry has an employment agreement with the Company with both base salary and bonus based on achieving revenue and earnings targets. If Barry is terminated without cause, then the Company must repurchase his common shares in the Company.

Lisa Guild, Chief Financial Officer

Lisa Guild is an accomplished financial and operational leader with expertise across the consumer products and franchise industries. Lisa has a strong background in M&A strategies, accelerating cash flow, driving asset turnover, optimizing gross margins, and managing operating expenses. Lisa recently joined Thirty Three Threads as Chief Financial Officer, where she oversees all financial operations and leads initiatives to enhance efficiency and performance. Lisa began her career as an Audit Manager at Moss Adams LLP (1990–1997) before serving as CFO of O'Neill for nine years (1997–2006). She later held the role of Global CFO at Brixton (2019–2021). Lisa has also served as a fractional CFO for multiple private equity portfolio companies and held CFO positions at KORAL, JSerra Catholic High School, and RLG Consulting. Most recently, she was CFO at Grand Welcome, overseeing financial operations for a private equity-backed franchise in the vacation rental industry. Lisa is a certified CPA and earned her degree from California State University, Fullerton.

Kaila Harter, General Counsel & Corporate Secretary

Kaila Harter is a California-licensed attorney with experience in mergers and acquisitions, business disputes, antitrust regulations, and intellectual property. Kaila joined Thirty Three Threads in 2021 as General Counsel. Kaila handles all general legal matters for the Company, oversees and drives the acquisitions and integrations, and works with investors and potential business partners on capital raises and investment opportunities. Prior to joining Thirty Three Threads, Kaila worked as an associate attorney at the large, multinational law firms of Morrison & Foerster (2017–2021) and Davis Wright Tremaine (2021), and worked as an integral part of the T-Mobile and Sprint merger as well as serving as litigation counsel on a range of commercial and intellectual property disputes. Kaila also served as a judicial extern to the Honorable Cynthia Bashant, U.S. District Court for the Southern District of California, and graduated Marine Corps Officer

Candidate School. Kaila earned a bachelor's degree, magna cum laude, in Political Science from the University of California, San Diego, and earned a Juris Doctorate degree from UCLA School of Law. Kaila has an employment agreement with the Company with both base salary and bonus based on achieving revenue, earnings, and acquisition targets.

Daniel Ortiz, Chief Operating Officer

Daniel Ortiz is an operations executive and business strategy consultant with more than 35 years of experience in global manufacturing, quality systems, strategy, supply chain and new business development across Mexico, Latin America, Netherlands, Canada, the United States and Japan. Daniel joined Thirty Three Threads in March 2026 as Chief Operating Officer. Daniel oversees the Company's operations end to end, from overseas and domestic factories through the Mexico warehouse, 3PL warehousing and delivery to customers, and works closely with Sales, Finance, IT, Product Development and the China sourcing team. He earned a B.S. in Electronic Engineering from the Tech Institute of Mexico in 1993 and spent the next two decades with Panasonic/Matsushita America (1993–2013), rising from General Manager of Quality to Vice Chief Manufacturing Officer, where he led more than 5,000 people in an operation with annual sales near US$3.2 billion and participated in several mergers and acquisitions. During that time, he completed executive development programs in Japan (1998–2010) and at the DDI Top Management Institute in the United States (2008), with training in leadership, strategic planning, business control and operational cost management. Since 2014, Daniel has worked extensively as a business strategy consultant to private industry, government and international organizations, advising on new business development, supply chain creation, strategic planning and top-management performance through ONE Corporation, his strategy and consulting organization established in 2014, and Metal Hub Corporation, his green energy industries organization established in 2017**Matt Weaber, Vice President of Business Development**

Matt Weaber joined Thirty Three Threads in 2016 and is currently the Vice President of Business Development. Matt works closely with the CEO to drive domestic sales, and optimize wholesale distribution and expansion into adjacent markets. Matt was the Global Director of Sales at prAna® from 2000-2015, when the company's global wholesale business grew from $3 million to greater than $85 million. During this time, Matt also consulted with brands in industries including outdoor, sporting goods, active apparel, and home goods. This work was primarily focused on sales strategy, organizational go-to-market plans, team structure, online strategy, and omni-channel optimization. Matt has also acted as an advisor to buying groups such as Grassroots Outdoor Alliance. Matt earned a bachelor's degree in Business Management in 2001 from the University of Phoenix. Matt has an at will employment agreement with the Company with both base salary and bonus based on achieving revenue targets.

Alison Mitchell, Vice President of eCommerce

Alison Mitchell joined Thirty Three Threads in 2025 as Vice President of eCommerce. From 2013 to 2023, Alison served as Vice President of eCommerce, Americas, at Dr. Martens, where she grew the regional eCommerce business from approximately $26 million to $180 million in annual revenue and contributed to the company's initial public offering on the London Stock Exchange in 2021. From 2006 to 2013, she was Web Manager at Care Medical Equipment, where she managed the launch of the company's first eCommerce platform and oversaw its early digital sales operations. Alison holds a Bachelor of Arts degree in Business Administration and Spanish from the University of Redlands.

Brenna Pierose, Vice President of Global Marketing

Brenna Pierose joined Thirty Three Threads in 2025 as Vice President of Global Marketing. From 2019 to 2025, Brenna worked as an independent consultant and editorial director, providing brand strategy and content operations for clients including Hammitt, SiriusXM, Facile, Moodcast Fragrance Co., and Scarlet Society. From 2015 to 2019, she served as Managing Editor and Director of Content at Whalerock Creative Agency, where she oversaw creative and editorial strategy for accounts such as SiriusXM, Walmart, and Discovery Channel, and developed digital platforms for the Kardashian-Jenner brands that reached millions of users. From 2011 to 2013, she launched and managed Refinery29's Los Angeles bureau, expanding regional readership and content output. Earlier in her career, she held editorial roles at Vogue, Glamour, OK! Magazine, and Movieline's Hollywood Life. Brenna holds a Bachelor of Arts degree in Communication from the University of Southern California, Thematic Option Honors Program (2004).

INTEREST OF MANAGEMENT & OTHERS IN CERTAIN TRANSACTIONS

On March 15, 2022, the Finance Group Corporation entered into a loan agreement with the Company which provided working capital advances of up to $1,140,000, which limit was later increased to $2,200,000. The loan carries an interest rate of 15% per annum. The outstanding balance on the loan was $2,196,745 at June 30, 2026. The loan matures November 1, 2029. The Finance Group Corporation is owned by several members of the Company's senior management, including Joseph Patterson, Chairman of the Board; Barry Buchholtz, Chief Executive Officer; Kaila Harter, General Counsel & Corporate Secretary; and Matt Weaber, Vice President of Business Development.

In connection with Mr. Buchholtz's employment agreement, the Company sold Mr. Buchholtz a 20% interest in the Company, through the sale of 25 shares (on a pre-split basis) of common stock at a price of $12,496 per share or $312,400 total. The sale was funded by the proceeds of a Secured Promissory Note under which Mr. Buchholtz borrowed from the Company to pay the purchase price for his shares, $312,400, at 0.95% compounded annually with a maturity date of January 1, 2085. In December of 2016, an additional 345,000 shares of common stock were sold to Mr. Buchholtz at $0.5294 per share (on a post-split basis) for a total of $182,643, which was added to the balance of the Secured Promissory Note. The outstanding balance of the Note was $405,039 as of June 30, 2026. The Note is secured by the shares of common stock purchased under the agreement and Mr. Buchholtz makes a monthly payment of $500 until paid in full. See also Note 13 to the Financial Statements.


mizu
mizu

RISK FACTORS

The SEC requires Thirty Three Threads to identify risks that are specific to its business and its financial condition. Thirty Three Threads is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, micro-cap companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Our financial statements were prepared on a "going concern" basis.

Our financial statements were prepared on a "going concern" basis. Certain matters, as described below and in Note 1 to the accompanying financial statements indicate there may be substantial doubt about the Company's ability to continue as a going concern. For the fiscal year ended June 30, 2026, we had a Total Comprehensive Loss of ($823,739) compared to a Total Comprehensive Loss of ($1,493,438) for the year ended June 30, 2025. We used cash of $1,455,194 and $64,576 in operating activities for the years ended June 30, 2026 and June 30, 2025, respectively. During the fiscal year ended June 30, 2026, the Company encountered supply chain and margin pressures that resulted from trade disputes between China, the US, and Mexico. These disputes resulted in delays of shipments, the discontinuation of the Section 321 Customs Program and the reinstatement of U.S. import tariffs on apparel and textile products sourced from China. These tariffs have increased our cost of goods sold and impacted profitability. Despite these challenges, the Company remains focused on executing its strategic plan and maintaining financial resilience.

Management has assessed the Company’s ability to continue as a going concern for the twelve months following the issuance of these financial statements. While certain risks exist, we have taken actions that have and we believe will continue to allow the Company to navigate current market conditions effectively.

Our current cash position may not be sufficient for our daily operations, although management expects additional funding through private investors and cash resources to become available from existing shareholders to contribute to our capital needs. We also have a line of credit that allows the Company to borrow up to $4,000,000. Our balance under this line of credit was $3,843,762 as of June 30, 2026. Our ability to continue as a going concern depends on our ability to implement our business plan, generate sufficient revenue, and our ability to raise additional funds through public and/or private offerings. In response to capital needs, the Company obtained a new lending facility in October 2026 that provides

borrowing capacity of up to $10.0 million to support working capital advances against eligible inventory and accounts receivable. The Company believes these plans and financing arrangements will provide sufficient liquidity to meet the Company's obligations and will facilitate improved sales and profitability.

RISKS RELATED TO THE COMPANY'S BUSINESS & INDUSTRY

We rely on vendors to produce our products.

We depend on third party vendors to meet our contractual obligations to our customers and to conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services and materials with respect to customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products and services may be adversely impacted if individuals and entities to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial constraints that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service or materials.

All our assets are pledged as collateral to our lenders

We have a credit facility with Celtic Bank with a maximum loan amount of $4,000,000 that has a secured first position in substantially all the assets of the Company. As of June 30, 2026, the balance of this line of credit was $3,843,762 and we are in compliance with the covenants.

In addition, the Company has an additional line of credit with a financial institution allowing for borrowings up to $2,500,000. The Company has borrowed $960,000 on this line with an outstanding balance at June 30, 2026 of $775,385.

Additionally, we have a secured promissory note with Finance Group Corporation that is secured by a second priority interest. Finance Group Corporation is owned by several of the members of senior management of the Company. For details, see "Indebtedness." As of June 30, 2026, the balance of this loan was $2,196,745. The Company also has a secured promissory note with Lloyd & Leo, Inc. (FKA Vooray International, Inc.) for the purchase of select assets of Vooray International, Inc. (the "Vooray Promissory Note"), as of June 30, 2026, the balance of the loan was $2,309,635, which is secured by a third priority interest. In response to COVID-19, the Company received an Economic Injury Disaster Loan from the Small Business Administration (the "SBA") through Comerica Bank, as of June 30, 2026, the balance of the note was $132,407 (the "EIDL"). For details regarding the Company's debt, see "Management's Discussion and Analysis – Liquidity and Capital Resources" and "Indebtedness."

We have an amount of debt that may be considered significant for a company of our size, and we may incur additional debt in the future, which may materially and adversely affect our business, financial position, results of operations and cash flows.

As of June 30, 2026, we had $9,257,934 of outstanding indebtedness to Celtic Bank, Change Capital, SBA, Finance Group Corporation, and Lloyd & Leo, Inc. (see above). Our debt level could limit our ability to

obtain additional financing and could have other important negative consequences, including:

- Make it more difficult for us to satisfy our obligations to the holders of our outstanding debt, resulting in possible defaults on and accelerations of such indebtedness;
- Require us to dedicate a substantial portion of our cash flows from operations to make payments on our debt, which would reduce the availability of our cash flows from operations to fund working capital, capital expenditures or other general corporate purposes;
- Increase our vulnerability to general adverse economic and industry conditions, including interest rate fluctuations;
- Limit our ability to refinance our existing indebtedness or borrow additional funds in the future;
- Limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete;
- Place us at a possible competitive disadvantage relative to less leveraged competitors and competitors that have better access to capital resources; and
- Limit our ability to react to competitive pressures or make it difficult for us to carry our capital spending that is necessary or important to our growth strategy.

For a complete description of our debt, see "Indebtedness," below. We may not be able to generate sufficient cash to service all of our debt or refinance our obligations and may be forced to take other actions to satisfy our obligations under such indebtedness, which may not be successful. If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures or planned growth objectives, seek to obtain additional equity capital or restructure our indebtedness. In addition, the recent worldwide economic slowdown makes it more difficult for us to refinance our indebtedness on favorable terms, or at all. In the absence of such operating results and resources, we may be required to dispose of material assets to meet our debt service obligations. We may not be able to consummate those sales, or, if we do, we will not control the timing of the sales or whether the proceeds that we realize will be adequate to meet debt service obligations when due. Any of the foregoing impacts of our substantial indebtedness could have a material adverse effect on our business, financial condition and results of operations.

Any interruption or termination of our relationships with our manufacturers could harm our business, including the imposition of tariffs by the United States government on Chinese goods.

Any interruption or termination of our relationships with our manufacturers could materially harm our business, including through the imposition or escalation of tariffs by the United States government or retaliatory trade measures. All of our products are manufactured by independent manufacturers located primarily in China, Mexico, and other parts of Asia. We do not have long-term binding agreements with any of our independent manufacturers. Some of the challenges we may experience with our manufacturers include insufficient production capacity, errors in making products to our specifications, inability to obtain

sufficient raw materials, poor quality control, failure to meet production deadlines, increases in manufacturing costs, labor disputes, and failures to properly use or protect our intellectual property. If our relationship with any of our independent manufacturers is interrupted or terminated, whether by us or by them, we would need to locate alternative manufacturing sources. Establishing new manufacturing relationships involves numerous uncertainties, and we may not be able to obtain alternative manufacturing sources on a timely basis or on satisfactory terms.

If we were required to replace any of our major manufacturers, we would likely experience increased costs, substantial disruptions in the manufacture and shipment of our products, and a loss of sales. Because we source a portion of our products from China, we are required to pay federal tariffs and duties to the U.S. government on imported goods. As of June 30, 2026, we are paying federal duties ranging from approximately 13% to 35% and additional tariffs which could increase if additional tariff measures are imposed. We cannot predict the nature, scope, or timing of future trade restrictions, tariffs, or duty rate changes. Any significant increase in tariffs or adverse trade developments could materially and negatively affect our gross margins, operating results, and overall financial performance.

We must be able to continue to procure raw materials on commercially reasonable terms and receive timely deliveries from our manufacturers to sell our products profitably.

Our ability to sell our products is dependent upon the availability of raw materials used in our products and timely deliveries of products from our independent manufacturers. We may experience shortages of raw materials, such as organic cotton, and resulting delays in deliveries of our products by our independent manufacturers. Any shortage of raw materials or inability of a manufacturer to manufacture or ship our products in a timely manner, or at all, could impair our ability to ship orders of our products in a timely manner and could cause us to miss the delivery requirements of our customers, which may result in cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could have a material adverse effect on our net sales and results of operations. Due to the current conflicts in the Middle East and port congestion we have experienced delays in obtaining raw materials, primarily organic cotton. We are working on various methods of mitigating the risks associated with these supply chain delays. However, these delays may impact our revenue and net income in future periods.

Our top six distribution and customer agreements represent approximately 53% of our net revenues for the fiscal year ending June 30, 2026.

Our prospects could be negatively impacted if our sales to these customers is reduced or eliminated. These agreements consist of both international distribution and domestic franchise accounts, in which the agreements allow us to sell our products to the franchisees of various fitness chains. We regularly renew these agreements. Certain of these agreements require us to make ongoing commission, royalty, or other payments to our counterparties. While we have historically met these obligations, our ability to make such payments in a timely manner depends on our cash flows and access to financing, and any delay or inability to do so could affect our ability to maintain or renew these agreements on favorable terms. The loss of, or any decrease in sales, under these agreements would have a negative impact on our operating results and financial condition.

Furthermore, some of these distribution or customer agreements may be with public reporting entities subject to significant fluctuations in their stock prices due to the economic environment, actions taken by officers or directors, general poor performance of the company, or any related activities that may impact their share price or ability to purchase the Company's product. Such fluctuations may negatively impact the Company's ability to renew agreements, continue sales, or grow the business with these entities. See Note 14 to the financial statements.

Risks related to our contractual guarantee with a major retail customer.

In July 2025, through our subsidiary Fit Commerce, Inc., we entered into an agreement to manage all retail operations for a major customer. As part of this agreement, we provided a contractual commission guarantee of approximately $50 million over a five-year period. This amount is increased or decreased depending on the performance of the customer. While this arrangement presents an opportunity for meaningful growth, it also creates significant financial and operational risk for the Company.

If economic conditions weaken, consumer spending declines, or retail market trends shift unfavorably, we may not achieve the sales levels required under the guarantee. Changes in customer demand, inflationary pressures, higher logistics or labor costs, or delays in inventory availability could reduce profitability and make it difficult to meet our obligations. Failure to meet the guarantee could result in financial penalties, loss of the account, and damage to our reputation with other retail partners.

Managing this contract will also require additional investment in inventory, personnel, systems, and marketing support. Any unexpected costs, forecasting errors, or fulfillment challenges could strain our cash flow and working capital. Because this contract represents a large, long-term commitment with concentrated exposure to a single customer, underperformance or termination of the agreement could have a material adverse effect on our business, results of operations, and financial condition.

We have a concentration of customers to whom we extend credit which may place the Company at risk if one or all of those customers' financial condition deteriorates.

As part of its day-to-day operations, the Company provides credit in the normal course of business to customers in both the United States and other countries. Extending credit to customers entails certain risks to the Company such that if the financial condition or operations of these customers deteriorates, the risk of selling to those customers may increase. At June 30, 2026, the Company had six distribution agreements that accounted for approximately 53% of revenue, while at June 30, 2025, the Company had six distribution agreements accounting for 56% of revenue.

We have a concentration of vendors from whom we purchase product, which may place the Company at risk if one or all of those vendors' financial or other condition deteriorates.

For the years ended June 30, 2026 and 2025, the Company had three and five vendors that accounted for 50% and 72% of inventory purchases, respectively. These vendors accounted for 48% and 66% of accounts payable at June 30, 2026 and 2025, respectively. See Note 14 to the financial statements.

Any downturn in general economic conditions in the United States or abroad could harm our business.

Our business may be subject to increased costs due to excess inventories and a decline in profitability as a result of increasing pressure on margins if we misjudge the demand for our products. Our industry is subject to significant pricing pressure caused by many factors, including intense competition and a highly promotional environment, fragmentation in the retail industry, pressure from retailers to reduce the costs of products, and changes in consumer spending patterns. If we misjudge the market for our products or demand for our products are impacted by other factors, such as inflationary pressures, political instability or pandemics, we may be faced with significant excess inventories for some products and missed opportunities for other products. We have in the past been, and may in the future be, forced to rely on donation, markdowns, promotional sales or other write-offs, to dispose of excess, slow-moving inventory, which may negatively impact our gross margin, overall profitability and efficacy of our brands.

Increases in our costs, such as raw materials, labor or freight could negatively impact our gross margin. Our costs for raw materials are affected by, among other things, weather, customer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus customer countries and other factors that are generally unpredictable and beyond our control. Any of these factors may be exacerbated by global climate change. In addition, political instability, trade relations, sanctions, price inflationary pressure, or other geopolitical or economic conditions could cause raw material costs to increase and have an adverse effect on our future margins. Labor costs at many of our manufacturers have been increasing significantly and, as the middle class in developing countries continues to grow, it is unlikely that such cost pressure will abate. Furthermore, the cost of transportation has fluctuated and may continue to fluctuate significantly if oil prices continue to rise. We have also experienced increased freight and other logistics costs, including increased carrier rates for ocean and air shipments, in addition, the supply chain disruptions have caused us to increase our use of air freight with greater frequency than in the past. We may not be able to offset such increases in raw materials, labor or transportation costs through pricing measures or other means.

In addition, the rapid adoption of artificial intelligence ("AI") technologies across the retail and consumer products industries may intensify competitive and pricing pressures. Competitors with greater resources may use AI to more accurately forecast demand, optimize pricing, personalize marketing, and accelerate product development, which could place us at a competitive disadvantage. Consumers are also increasingly using AI-powered search tools, shopping assistants, and marketplace recommendation engines to discover and compare products, which may reduce traffic to our websites, change how our products are presented or ranked, and increase our dependence on third-party platforms whose algorithms we do not control. If we are unable to adapt to these changes, or if our own investments in AI tools do not produce the anticipated benefits, our sales, margins, and results of operations could be adversely affected.

The success of our business depends on our ability to retain the value of our brands and to respond to changing fashion and retail trends in a timely manner.

The shift towards digital engagement has become increasingly important, with increased use of social media platforms by our brand representatives, influencers and our employees. Actions taken by our partners on social

media that do not show our brands in a manner consistent with our desired image or that are damaging to such partner's reputation, whether or not through our brand social media platforms, could harm our brand reputation and materially impact our business. In addition, the increasing availability of generative AI tools enables third parties to quickly create and widely distribute manipulated or fabricated content, including false endorsements, altered images or videos of our brand ambassadors or products, and inaccurate product information, as well as to more easily produce counterfeit listings that imitate our branding. Such content may spread rapidly before we are able to detect or respond to it, and could confuse consumers, divert sales, and damage the reputation of our brands.

Our success also depends in part on our and our executive leadership team's ability to execute on our plans and strategies. Even if our products, marketing campaigns and retail environments do meet changing customer preferences and/or stay ahead of changing fashion trends, our brand image could become tarnished or undesirable in the minds of our customers or target markets, which could materially adversely impact our business, financial condition, and results of operations.

Our prospects could be negatively impacted if our sales are concentrated in any one product or category of products.

If any one product or category of products were to represent a substantial portion of our net sales, we could be exposed to risk should consumer demand for such product or category of products decrease in subsequent periods. Although we currently offer a broad range of sock products, our grip products represent nearly 73% of our overall sales, which is comparable with the prior year. Fluctuations in sales of any given product that represents a significant portion of our future net sales could have a negative impact on our operating results.

Our business could be harmed if we keep too much or too little inventory.

We place orders with our independent manufacturers for our products prior to our receipt of customer orders. This minimizes our purchasing costs, the time in which we can fill customer orders and the risk of non-delivery. We also maintain an inventory of products that we anticipate will be in greater demand. However, we may be unable to sell the products we have ordered in advance from manufacturers or that we have in our inventory. Inventory levels in excess of customer demand may result in inventory write-downs, and the sale of excess inventory at discounted prices could significantly impair our brand image and have a material adverse effect on our operating results and financial condition. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply the quality products that we require when we need those products, we may experience inventory shortages. Inventory shortages might delay shipments to customers.

If we are unable to develop and maintain the popularity of our brands there may not be sufficient demand for our products.

The sock, athleisure, and apparel markets are subject to constantly changing consumer preferences based on trends. Our success is largely dependent on the continued strength of our ToeSox, TAVI, Base33, Vooray, and Mizu brands and our ability to continue to introduce new and innovative branding concepts and products that are accepted by consumers in our target market. In addition, we must anticipate the rapidly

changing trends and consumer demands and provide products that appeal to their preferences in a timely manner while preserving our brand. Achieving market acceptance for new products may also require substantial marketing and product development efforts and expenditures to create consumer demand. Decisions with respect to products need to be made several months in advance of the time when consumer acceptance can be determined. We attempt to minimize the risk of changing trends and product acceptance through constant interaction with consumers in our target markets; but trends can shift away from our products, or if we may misjudge the markets for our products. If so, our net sales may be adversely affected and we may be faced with excess inventories, lower gross margins due to the necessity of providing discounts to retailers and impairment of our brand name and brand image.

We may not be able to compete effectively, which may cause our internet sales and market share to decline.

The sock, athleisure, and apparel markets in which we compete are intensely competitive. Competitive factors that affect our market position within these markets include the design of our products, trade and consumer promotions, rapid and effective development of new, unique products, attractive and different packaging, product performance, various marketing strategies, and the strength and authenticity of our brands. Our products compete with other apparel, grip socks, casual socks, sport socks, reusable beverage containers, duffle bags, gym bags, sports bags, backpacks, and general active wear accessories. In many cases, our products compete with products of much larger and substantially better financed competitors, including the products of numerous nationally and internationally known brands. Some of our competitors have significantly greater financial resources, have more comprehensive lines of product offerings, have greater brand recognition and spend substantially more on product marketing than we do. More importantly, the purchasing decisions of consumers are highly subjective and can be influenced by many factors, such as marketing programs, product design and brand image; therefore, we could face competition from larger or smaller competitors that introduce and promote products which are perceived by consumers to offer lifestyle or performance advantages over our products. Even if we are successful in remaining innovative in our product design, marketing, and performance, maintaining high-quality standards and strengthening our methods of distribution, brand image and loyalty and customer service, we may experience a loss of market share and decreased net sales. We may encounter difficulties in maintaining or growing our revenues or our market share due to fierce competition in our markets. If our revenues decline, our business, financial condition and results of operations would likely be adversely affected.

If our marketing efforts are not effective, our brands may not achieve the broad recognition necessary to our future success.

We believe that broader recognition and favorable perception of our target audience, which is generally a female consumer between the age of 24 and 50, is essential to our future success. Accordingly, we intend to incur significant expense by continuing an aggressive brand-enhancement strategy through a variety of marketing techniques, including digital marketing, ambassador/athlete sponsorship, social media marketing, virtual and in-person events, point-of-purchase advertising, internet and print media advertising, collaborations with other like-minded brands, and fostering an authentic Company culture. If our brand enhancement strategy is unsuccessful, these significant expenses may never be recovered, and we may lack

the resources to increase future sales. We believe that successful positioning of our brand will largely depend on the preservation of the authenticity of the brands and perception of these brands by our target consumer and our ability to continue to provide innovative, stylish and high-quality products to our customers.

Our business is affected by seasonality.

Our business is affected by the general seasonal trends common to the fitness industry. Seasonality may adversely affect our business and cause our results of operations to fluctuate or differ from our forecasts. We believe that comparisons of our operating results between different quarters within a single fiscal year are not meaningful and that results of operations in any period should not be considered indicative of the results to be expected for any future period.

Any failure by us to maintain ongoing sales through our customer base could harm our business.

A majority of our product sales are wholesale sales to dealers and distributors who sell our products to our global consumer base. Many of these dealers and distributors are not obligated to continue selling our products, and they may stop buying our products at any time without notice. Our ability to increase our net sales in the future will depend in large part on our success in developing and maintaining relationships with our dealers and distributors. If we do not maintain or expand these relationships successfully or secure agreements with additional distributors on commercially reasonable terms could harm our business and results of operations. We are also dependent on the sales and marketing efforts of our dealers and distributors which we do not control.

We rely on distributors for international sales and must maintain good relationships with our existing distributors and/or secure new distributors.

The sales and marketing efforts of our international distributors are important for our success in the foreign markets assigned to each distributor. If (i) our distributors prove to be ineffective, (ii) we fail to attract additional distributors, and/or (iii) our distributors do not market, promote and distribute our products effectively, our business, financial condition and results of operations could be adversely affected.

If we are unable to maintain brand image or product quality, or if we encounter product recalls, our business may suffer.

Our success depends on our ability to build and maintain brand image for our existing products, new products and brand extensions. We have no assurance that our advertising, marketing and promotional programs will have the desired impact on our products' brand image and on consumer preference and demand. Product quality, consumer complaints, even if false or unfounded, could tarnish the image of the affected brands and may cause consumers to choose other products. We may be required from time to time to recall products entirely. Product recalls could adversely affect our profitability and our brand image. We do not maintain recall insurance. In the event we were to experience product liability claims or a product recall, our financial condition and business operations could be materially adversely affected.

If we are unable to retain key personnel necessary to operate our business, our ability to develop and market our products successfully may be harmed.

We are heavily dependent on our current executive officers and management. The loss of any key employee or the inability to attract or retain qualified personnel, including administrative, sales and marketing personnel, could delay the development and introduction of products, and harm our ability to sell our products and damage our brand.

Our future success may also depend on our ability to attract and retain additional qualified management, sales and marketing personnel. We face strong competition from competitors for personnel, and recruitment may be time-consuming and expensive. The failure to attract and retain personnel with appropriate expertise could delay or halt the development and commercialization of our products. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. We currently have employment agreements with three members of our management team as well as key man insurance on both Joe Patterson and Barry Buchholtz. However, we have no way to guarantee key personnel will stay with the Company in all circumstances, as many jurisdictions do not enforce non-competition agreements. Therefore, even acquiring key man insurance will not eliminate part or all of the risk of relying on key personnel. Furthermore, we maintain an office in both China and Mexico with contract employees that provide development, production planning, quality control, logistics, accounting, information technology, and administrative services. These contractors are paid through third-party trading companies. If for any reason we are not able to retain the services of these individuals it may impact our ability to develop, manufacture, and ship goods. If any of these should occur, it may impact our operating results. Our contractors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs in the United States, Mexico, the European Union, Switzerland, and China. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We may be unable to successfully implement our strategic plans and growth initiatives, and we may have difficulty managing any growth that we might experience.

We cannot predict our ability to implement or the success that will be generated by the implementation of strategic plans and growth initiatives. We will require significant capital investment and management attention, which may result in the diversion of these resources from our core business and other business

issues and opportunities. Additionally, any new initiative is subject to certain risks, including customer acceptance, competition, product differentiation, design and quality. If we experience growth in our operations, it will place a significant strain on our management and operations, including that our operational and financial systems, procedures and controls may need to be expanded and we may need to train and manage an increasing number of employees. The process of expanding our infrastructure will distract our management team from our business plan and involve increased expenses. Our future success will depend substantially on the ability of our management team to manage any growth effectively. Such challenges may include: maintaining our cost structure at an appropriate level based on the net sales we generate; implementing and improving our operational and financial systems, procedures and controls; managing operations in multiple locations and multiple time zones; and distributing our products in a timely manner.

Increases in our revenues do not guarantee increases in profitability.

We believe that the Company will continue to see increases in its gross revenues. However, increases in revenues generally require additional expenditures to produce additional product and therefore an increase in revenues does not always mean that net profits increase. If we are unable to control our expenses while we expand our business, our profitability could be negatively impacted.

If we fail to maintain effective disclosure controls and procedures and internal control over financial reporting our investor confidence in our Company could be materially and adversely affected.

We are required to maintain both disclosure controls and procedures and internal control over financial reporting. If we fail to do so, our business and results of operations could be materially harmed.

Litigation or legal proceedings could expose us to significant liabilities and thus negatively affect our financial results.

We may, from time to time, be party to various litigation claims and legal proceedings, including, but not limited to, intellectual property, fraud, unfair business practices and false advertising, breach of contract claims, employee claims, or others. Defending these proceedings can result in significant ongoing expenditures and the diversion of our management's time and attention from the operation of our business, which could have a negative effect on our business operations. Our failure to successfully defend or settle any litigation or legal proceedings could result in liabilities that, to the extent not covered by our insurance, could have a material adverse effect on our financial condition, revenue and profitability, and could cause the market value of our common stock to decline.

The Company's bylaws provide for indemnification.

The Company's bylaws provide for indemnification of the Company's directors, officers, employees and agents, against liabilities arising out of acts or omissions not amounting to fraud, gross negligence, and breach of fiduciary duty or willful misconduct. To the extent that any covered persons are indemnified under the indemnification provisions of the Company's bylaws, or any indemnity agreements pursuant thereto, the assets of the Company would be at risk. There are currently three employees with separate indemnity agreements with the Company.

Our limited operating experience and limited brand recognition in new international markets may limit our expansion and cause our business and growth to suffer.

Our future growth depends in part on our expansion efforts outside of North America. We have limited experience with regulatory environments and market practices internationally, and we may not be able to penetrate or successfully operate in any new market. In connection with our expansion efforts we may encounter obstacles we did not face in North America, including cultural and linguistic differences, differences in regulatory environments, labor practices and market practices, difficulties in keeping abreast of market, business and technical developments, and foreign customers' tastes and preferences. We may also encounter difficulty expanding into new international markets because of limited brand recognition leading to delayed acceptance of our technical athletic apparel by customers in these new international markets. Our failure to develop our business in new international markets or disappointing growth outside of existing markets could harm our business and results of operations.

In addition, we may, from time to time, evaluate and pursue other strategic investments or acquisitions. These involve various inherent risks and the benefits sought may not be realized. The acquisition other companies or other strategic investments or acquisitions may not create value and may harm our brand and adversely affect our business, financial condition, and results of operations.

If any of our products are unacceptable to us or our customers, our business could be harmed.

We have occasionally received, and may in the future receive, shipments of products that fail to comply with our technical specifications or that fail to conform to our quality control standards. We have also received, and may in the future receive, products that are otherwise unacceptable to us or our customers. Under these circumstances, unless we are able to obtain replacement products in a timely manner, we risk the loss of net revenue resulting from the inability to sell those products and related increased administrative and shipping costs. Additionally, if the unacceptability of our products is not discovered until after such products are sold, our customers could lose confidence in our products or we could face a product recall and our results of operations could suffer and our business, reputation, and brand could be harmed.

Our results of operations could be materially harmed if we are unable to accurately forecast customer demand for our products.

To ensure adequate inventory supply, we must forecast inventory needs and place orders with our manufacturers based on our estimates of future demand for particular products. Our ability to accurately forecast demand for our products could be affected by many factors, including an increase or decrease in customer demand for our products or for products of our competitors, our failure to accurately forecast customer acceptance of new products, product introductions by competitors, unanticipated changes in general market conditions and weakening of economic conditions or consumer confidence in future economic conditions. If we fail to accurately forecast customer demand, we may experience excess inventory levels or a shortage of products available for sale in our stores or for delivery to customers.

Inventory levels in excess of customers demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices, which would cause our gross margin to suffer and could impair

the strength and exclusivity of our brand. Conversely, if we underestimate customer demand for our products, our manufacturers may not be able to deliver products to meet our requirements, and this could result in damage to our reputation and customer relationships.

Our business could be harmed if our suppliers and manufacturers do not comply with our Vendor Code of Ethics or applicable laws.

While we require our suppliers and manufacturers to comply with our Vendor Code of Ethics, which includes labor, health and safety, and environment standards, we do not control their practices. If suppliers or contractors do not comply with these standards or applicable laws or there is negative publicity regarding the production methods of any of our suppliers or manufacturers, even if unfounded or not material to our supply chain, our reputation and sales could be adversely affected, we could be subject to legal liability, or we could be forced to locate alternative suppliers or manufacturing sources.

The fluctuating cost of materials could increase our cost of goods sold.

The raw materials and fabrics used make our products include synthetic fabrics whose raw materials include petroleum-based products. Our products also include silver and natural fibers, including cotton. Our costs for raw materials are affected by, among other things, weather, consumer demand, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable and beyond our control. The scarcity of raw materials and the increased costs of shipping has increased our costs. Increases in the cost of raw materials, including petroleum or the prices we pay for silver and our cotton yarn and cotton-based textiles, could have a material adverse effect on our cost of goods sold, results of operations, financial condition, and cash flows.

An economic recession, depression, downturn or economic uncertainty in our key markets may adversely affect consumer discretionary spending and demand for our products.

Many of our products may be considered discretionary items for consumers. Some of the factors that may influence consumer spending on discretionary items include general economic conditions (particularly those in North America), high levels of unemployment, higher consumer debt levels, reductions in net worth based on market declines and uncertainty, home foreclosures and reductions in home values, fluctuating interest and foreign currency rates and credit availability, government austerity measures, fluctuating fuel and other energy costs, fluctuating commodity prices, tax rates and general uncertainty regarding the overall future economic environment. Any recession, depression or general downturn in the global economy will negatively affect consumer confidence and discretionary spending. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions due to credit constraints and uncertainties about the future. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products. Consumer demand for our products may not reach our targets, or may decline, when there is an economic downturn or economic uncertainty in our key markets, particularly in North America. Our sensitivity to economic cycles and any related fluctuation in consumer demand may have a material adverse effect on our financial condition.

Global economic and political conditions and global events such as health pandemics could adversely impact our results of operations.

Uncertain or challenging global economic and political conditions could impact our performance, including our ability to successfully expand internationally. Global economic conditions could impact levels of consumer spending in the markets in which we operate, which could impact our sales and profitability. Political unrest could negatively impact our customers and employees, reduce consumer spending, and adversely impact our business and results of operations. Health pandemics, such as the COVID-19 coronavirus pandemic, and the related governmental, private sector and individual consumer responses could contribute to a recession, depression, or global economic downturn, reduce store traffic and consumer spending, result in temporary or permanent closures of retail locations, offices, and factories, and could negatively impact the flow of goods.

If we encounter problems with our distribution system, our ability to deliver our products to the market and to meet customer expectations could be harmed.

We rely on our distribution facilities for substantially all of our product distribution. Our distribution facilities include computer controlled and automated equipment, which means their operations may be subject to a number of risks related to security or computer viruses, the proper operation of software and hardware, electronic or power interruptions, or other system failures. In addition, our operations could also be interrupted by labor difficulties, extreme or severe weather conditions or by floods, fires, or other natural disasters near our distribution centers. If we encounter problems with our distribution system, our ability to meet customer expectations, manage inventory, complete sales, and achieve objectives for operating efficiencies could be harmed.

GDPR & PCI compliance status.

Companies that collect data on citizens in the European Union ("EU") countries are required to comply with strict regulations around protecting customer data. The General Data Protection Regulation ("GDPR") sets a new standard for consumer rights regarding their data, and we will be challenged to implement and maintain systems and processes in place to ensure compliance. Compliance will cause some concerns and new expectations for our IT security team. For example, the GDPR takes a wide view of what constitutes personal identification information. We will be required to ensure the same level of protection for things like an individual's IP address or cookie data as we do for personal information such as name, address, and Social Security number. The cost of non-compliance with GDPR could be significant and impact our ability to transact business in the EU. The Payment Card Industry Data Security Standard is an information security standard for organizations that handle branded credit cards from the major card schemes. The PCI Standard is mandated by the card brands but administered by the Payment Card Industry Security Standards Council. The Company has not completed its internal PCI compliance for 2026. While we do not believe we are out of compliance, any non-compliance could have a negative financial impact on the business.

Climate change, and related legislative and regulatory responses to climate change, may adversely impact our business.

There is increasing concern that a gradual rise in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe, an increase in the frequency, severity, and duration of extreme weather conditions and natural disasters, and water scarcity and poor water quality. These events could adversely impact the cultivation of cotton, which is a key resource in the production of our products, disrupt the operation of our supply chain and the productivity of our contract manufacturers, increase our production costs, impose capacity restraints and impact the types of apparel products that consumers purchase. These events could also compound adverse economic conditions and impact consumer confidence and discretionary spending. As a result, the effects of climate change could have a long-term adverse impact on our business and results of operations. In many countries, governmental bodies are enacting new or additional legislation and regulations to reduce or mitigate the potential impacts of climate change. If we, our suppliers, or our contract manufacturers are required to comply with these laws and regulations, or if we choose to take voluntary steps to reduce or mitigate our impact on climate change, we may experience increases in energy, production, transportation, and raw material costs, capital expenditures, or insurance premiums and deductibles, which could adversely impact our operations. Inconsistency of legislation and regulations among jurisdictions may also affect the costs of compliance with such laws and regulations. Any assessment of the potential impact of future climate change legislation, regulations or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change in the countries in which we operate.

Increased scrutiny from investors and others regarding our environmental, social, governance, or sustainability, responsibilities could result in additional costs or risks and adversely impact our reputation, employee retention, and willingness of customers and suppliers to do business with us.

Investor advocacy groups, certain institutional investors, investment funds, other market participants, shareholders, and customers have focused increasingly on the environmental, social and governance ("ESG") or “sustainability” practices of companies. These parties have placed increased importance on the implications of the social cost of their investments. If our ESG practices do not meet investor or other industry stakeholder expectations and standards, which continue to evolve, our brand, reputation and employee retention may be negatively impacted based on an assessment of our ESG practices. Any sustainability report that we publish or otherwise sustainability disclosure we make may include our policies and practices on a variety of social and ethical matters, including corporate governance, environmental compliance, employee health and safety practices, human capital management, product quality, supply chain management, and workforce inclusion and diversity. It is possible that stakeholders may not be satisfied with our ESG practices or the speed of their adoption. We could also incur additional costs and require additional resources to monitor, report, and comply with various ESG practices. Also, our failure, or perceived failure, to meet the standards included in any sustainability disclosure could negatively impact our reputation, employee retention, and the willingness of our customers and suppliers to do business with us.

Our global distribution center is located in Mexico and we are subject to foreign laws.

Our warehouse is located in Mexico and therefore we are subject to the laws of this Country. Any change in this Country's policies, practices, laws, relations with the United States, or changes in U.S. policies permitting legal imports from these countries could negatively impact our business including the potential for interruption of shipments. Such delay in, or ability to deliver product to our customers could harm our customer relationships as well as operating results.

We have offices in Switzerland, China, the Netherlands, and Mexico.

We maintain an office in Switzerland, China, the Netherlands, and Mexico with thirty-eight contract workers that provide development, production planning, quality control, accounting, customer service, IT, sales, operations, and logistics services.

These contractors are paid through third parties. If for any reason we are not able to retain the services of these individuals it may impact our ability to develop, manufacture, and ship goods. If any of these should occur, it may impact our operating results.

Increasing labor costs and other factors associated with the production of our products in South Asia and South East Asia could increase the costs to produce our products.

A significant portion of our products are produced in South Asia and South East Asia and increases in the costs of labor and other costs of doing business in the countries in this area could significantly increase our costs to produce our products and could have a negative impact on our operations and earnings. Factors that could negatively affect our business include labor shortages and increases in labor costs, difficulties and additional costs in transporting products manufactured from these countries to our distribution centers and significant revaluation of the currencies used in these countries, which may result in an increase in the cost of producing products. Also, the imposition of trade sanctions or other regulations against products imported by us from, or the loss of "normal trade relations" status with any country in which our products are manufactured, could significantly increase our cost of products and harm our business.

We may be unable to source and sell our merchandise profitably or at all if new trade restrictions are imposed or existing restrictions become more burdensome.

The United States and the countries in which our products are produced or sold have imposed and may impose additional quotas, duties, tariffs, or other restrictions or regulations, or may adversely adjust prevailing quota, duty, or tariff levels. The results of any audits or related disputes regarding these restrictions or regulations could have an adverse effect on our financial statements for the period or periods for which the applicable final determinations are made.

Countries impose, modify, and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions. Trade restrictions, including tariffs, quotas, embargoes, safeguards, and customs restrictions, could increase the cost or reduce the supply of products available to us, could increase shipping times, or may require us to modify our supply chain

organization or other current business practices, any of which could harm our business, financial condition, and results of operations.

We are dependent on international trade agreements and regulations. The countries in which we produce and sell our products could impose or increase tariffs, duties, or other similar charges that could negatively affect our results of operations, financial position, or cash flows. Adverse changes in, or withdrawal from, trade agreements or political relationships between the United States and China, or other countries where we sell or source our products, could negatively impact our results of operations or cash flows. Any tariffs imposed between the United States and China could increase the costs of our products. General geopolitical instability and the responses to it, such as the possibility of sanctions, trade restrictions, and changes in tariffs, including recent sanctions against China, tariffs imposed by the United States and China, and the possibility of additional tariffs or other trade restrictions between the United States and Mexico, could adversely impact our business. It is possible that further tariffs may be introduced, or increased.

Such changes could adversely impact our business and could increase the costs of sourcing our products from China, or could require us to source more of our products from other countries. There could be changes in economic conditions in the United Kingdom ("UK") or ("EU"), including due to the UK's withdrawal from the EU, foreign exchange rates, and consumer markets. Our business could be adversely affected by these changes, including by additional duties on the importation of our products into the UK from the EU and as a result of shipping delays or congestion.

Changes in tax laws or unanticipated tax liabilities could adversely affect our effective income tax rate and profitability.

We are subject to the income tax laws of the United States and several other foreign jurisdictions. Our effective income tax rates could be unfavorably impacted by a number of factors, including changes in the mix of earnings amongst countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, new tax interpretations and guidance, the outcome of income tax audits in various jurisdictions around the world, and any repatriation of unremitted earnings for which we have not previously accrued applicable

U.S. income taxes and foreign withholding taxes. We may face unanticipated tax liabilities in connection with our acquisition of any other company. Current economic and political conditions make tax rules in any jurisdiction, including the United States, are subject to significant change. Changes in applicable U.S. or other foreign tax laws and regulations, or their interpretation and application, including the possibility of retroactive effect, could affect our income tax expense and profitability.

Our failure to comply with trade and other regulations could lead to investigations or actions by government regulators and negative publicity.

The labeling, distribution, importation, marketing, and sale of our products are subject to extensive regulation by various U.S federal agencies, including the Federal Trade Commission, Consumer Product Safety Commission, and state attorneys general in the United States, as well as by various other federal, state, provincial, local, and international regulatory authorities in the countries in which our products are

distributed or sold. If we fail to comply with any of these regulations, we could become subject to enforcement actions or the imposition of significant penalties or claims, which could harm our results of operations or our ability to conduct our business. In addition, any audits and inspections by governmental agencies related to these matters could result in significant settlement amounts, damages, fines, or other penalties, divert financial and management resources, and result in significant legal fees.

An unfavorable outcome of any particular proceeding could have an adverse impact on our business, financial condition, and results of operations. In addition, the adoption of new regulations or changes in the interpretation of existing regulations may result in significant compliance costs or discontinuation of product sales and could impair the marketing of our products, resulting in significant loss of net revenue. Our international operations are also subject to compliance with the U.S. Foreign Corrupt Practices Act ("FCPA"), and other anti-bribery laws applicable to our operations. In many countries, particularly in those with developing economies, it may be a local custom that businesses operating in such countries engage in business practices that are prohibited by the FCPA or other U.S. and international laws and regulations applicable to us. Although we have implemented procedures designed to ensure compliance with the FCPA and similar laws, some of our employees, agents, or other partners, as well as those companies to which we outsource certain of our business operations, could take actions in violation of our policies. Any such violation could have a material and adverse effect on our business.

Fluctuations in foreign currency exchange rates may adversely affect our operating results.

We may be exposed to foreign currency exchange rate risk with respect to our cost of goods, sales, expenses, profits, assets and liabilities denominated in currencies other than the U.S. dollar. Our products are produced outside of the United States, and while our purchase orders are issued in U.S. dollars and payment is made is U.S. dollars, if the U.S. dollar becomes stronger against other currencies it could affect our cost of goods or selling prices to foreign customers. Current fluctuations in foreign currency against the U.S. dollar can affect the success of our international distributors and the economic conditions in the countries outside of the United States that we sell our products in. As a result, our earnings may be affected by changes in foreign currency exchange rates. Moreover, any favorable impacts to profit margins or financial results from fluctuations in foreign currency exchange rates are likely to be unsustainable over time.

Our global distribution and warehousing operations in Mexico expose us to foreign regulatory, customs, and political risks.

We operate our global distribution center in Tijuana, Mexico, within a bonded facility under Mexico's IMMEX (Maquiladora) program. As a result, our logistics, warehousing, and distribution operations are subject to the laws, regulations, and administrative decisions of Mexico. Any change in Mexico's trade, tax, or customs policies-or in U.S. trade policy toward Mexico could disrupt our operations.

Our cross-border logistics depend on the timely movement of goods through major ports of entry. Increased customs inspections, changes to documentation requirements, or work slowdowns at the U.S.–Mexico border could materially delay the importation of our goods. Even minor administrative disruptions can cause extended lead times, increase storage and transportation costs, and reduce our ability to deliver orders to customers on schedule.

If shipments are delayed for more than a few weeks, we risk failing to meet delivery deadlines for key wholesale and retail accounts, which may lead to chargebacks, canceled orders, or penalties. Prolonged or repeated interruptions could also strain customer relationships, reduce confidence in our ability to deliver, and have a material adverse effect on our sales and operating results.

Interruptions or Policy Changes Affecting the IMMEX Program Could Disrupt Our Operations and Delay Shipments

Our bonded facility operates under the IMMEX program, which allows temporary importation of goods into Mexico for processing or warehousing before re-export. This program is a cornerstone of our logistics strategy because it enables us to move inventory cost-effectively between suppliers, warehouses, and the U.S. market.

In December 2024, the Mexican government suspended IMMEX authorizations for textile goods. This resulted in an immediate inability to export apparel products for several weeks, causing significant delivery delays, missed customer deadlines, and increased demurrage and re-routing costs. Although operations have since normalized, the incident highlights the substantial operational and financial risk associated with regulatory actions under IMMEX.

Future program suspensions, delays in renewal approvals, or stricter audit requirements could again limit our ability to import or export merchandise through Mexico. Even a short-term shutdown could back up shipments at ports and warehouses, delay customer deliveries, and increase our logistics and compliance costs. Extended interruptions could lead to order cancellations, lost sales, and damage to our reputation for reliability.

Changes to the United States-Mexico-Canada Agreement ("USMCA") or supplier non-compliance could eliminate duty-free benefits and increase costs.

We currently benefit from duty-and tariff-free importation under USMCA for certain products manufactured in Mexico. However, USMCA eligibility requires strict adherence to regional content and origin requirements. If any of our suppliers fail to comply, misclassify inputs, or cannot provide adequate documentation, U.S. Customs may deny duty-free status for affected shipments.

If USMCA were modified or repealed, or if verification audits resulted in denials of eligibility, our costs of goods sold could rise substantially. Customs reviews could also hold or delay shipments while compliance is verified, disrupting our delivery timelines. Such delays may lead to downstream effects, including missed replenishment cycles, inventory shortages, and customer dissatisfaction.

Moreover, future political changes or trade renegotiations could increase administrative burdens, add uncertainty to sourcing decisions, and compel us to relocate or duplicate manufacturing capacity, all of which could increase costs and operational complexity.

Ongoing global trade tensions and shifting tariff policies continue to create supply-chain instability.

We rely heavily on independent manufacturers in China, Mexico, and other parts of Asia. Global trade tensions, protectionist policies, and shifting tariff frameworks have increased volatility in shipping lead times,

freight costs, and raw material availability.

We also face persistent risks from port congestion, container shortages, labor strikes, and increased scrutiny of cross-border shipments. Manufacturing slowdowns, or regional political conflicts could restrict the availability of materials or delay finished goods production. These factors may lead to inventory bottlenecks, higher working-capital requirements, and lost sales opportunities. Any extended supply-chain interruption could disrupt our ability to fulfill large wholesale orders or seasonal product launches, which may result in contractual penalties, canceled orders, and long-term customer attrition.

Buying goods on a Delivered Duty Paid (DDP) or "first-cost" basis involves customs and compliance risks that could delay deliveries.

We purchase some goods on a Delivered Duty Paid ("DDP") or "first-cost" basis, meaning the supplier assumes responsibility for shipment and import into the United States, with the purchase price reflecting only the factory cost of production excluding duties, freight, and customs expenses. This structure simplifies purchasing but limits our control over import documentation and compliance accuracy.

If the factory or its customs broker misclassifies goods, under-declares value, or fails to meet documentation standards, U.S. Customs and Border Protection may detain shipments for inspection. Such detentions can cause multi-week delays, additional storage fees, or financial penalties. If multiple shipments are delayed simultaneously, we may face significant inventory shortages, disrupted distribution schedules, and potential loss of key customer orders.

Extended delays can damage our ability to meet product-launch timelines or seasonal demand, resulting in markdowns, excess freight costs for expedited replacement shipments, and harm to our reputation for reliability.

Tariffs or trade restrictions on goods manufactured in Mexico or other countries could increase costs and disrupt operations.

Although diversifying our production across Mexico and Asia reduces dependence on China, it exposes us to a broader range of trade-policy risks. New or increased tariffs on goods imported from Mexico or other manufacturing countries could raise our cost of goods sold, reduce competitiveness, and compel price increases that may dampen demand. Additionally, retaliatory tariffs or export restrictions could cause sudden shortages of raw materials or finished products. Logistics challenges - such as port congestion, border backlogs, or changes in customs inspection priorities could further delay product flow. Any combination of these risks could lead to inventory gaps, missed customer delivery windows, and increased airfreight or rerouting expenses, materially affecting profitability.

Foreign policy, labor, and regulatory risks in Mexico and other manufacturing regions could adversely affect our business.

Operating and sourcing in multiple foreign jurisdictions exposes us to diverse political, labor, and regulatory risks. These include potential labor strikes, rising wages, tax changes, power shortages, weather-related disruptions, or instability in foreign exchange rates. For example, labor unrest or security issues in Mexico

could impede trucking operations to and from our Tijuana facility, while regulatory changes in Asia could alter export licensing or environmental compliance requirements.

Any of these factors could lead to extended production delays, increased labor or compliance costs, or restrictions on the movement of goods. Repeated or overlapping disruptions in multiple regions could amplify these effects, limiting our ability to meet customer demand, increasing the cost of capital tied up in inventory, and materially harming our results of operations.

RISKS RELATED TO INTELLECTUAL PROPERTY

Our fabrics and manufacturing technology generally are not patented and can be imitated by our competitors. If our competitors sell products similar to ours at lower prices, our net revenue and profitability could suffer. The intellectual property rights in the technology, fabrics, and processes used to manufacture our products generally are owned or controlled by our suppliers and are generally not unique to us. Our ability to obtain intellectual property protection for our products is therefore limited and we do not generally own patents or hold exclusive intellectual property rights in the technology, fabrics or processes underlying our products. As a result, our current and future competitors are able to manufacture and sell products with performance characteristics, fabrics and styling similar to our products. Because many of our competitors have significantly greater financial, distribution, marketing, and other resources than we do, they may be able to manufacture and sell products based on our fabrics and manufacturing technology at lower prices than we can. If our competitors sell products similar to ours at lower prices, our net revenue and profitability could suffer.

Our failure or inability to protect our intellectual property rights could diminish the value of our brand and weaken our competitive position.

We currently rely on a combination of copyright, trademark, trade dress, and unfair competition laws, as well as confidentiality procedures and licensing arrangements, to establish and protect our intellectual property rights. The steps we take to protect our intellectual property rights may not be adequate to prevent infringement of these rights by others, including imitation of our products and misappropriation of our brand. In addition, intellectual property protection may be unavailable or limited in some foreign countries where laws or law enforcement practices may not protect our intellectual property rights as fully as in the United States, and it may be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries. If we fail to protect and maintain our intellectual property rights, the value of our brand could be diminished, and our competitive position may suffer.

We may be sued by third parties for alleged infringement of their proprietary rights.

From time to time, we receive notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. Some of these claims may lead to litigation. Any intellectual property lawsuit, whether or not determined in our favor or settled, may be costly, could harm our reputation and could divert our management from planned business operations. Adverse determinations in litigation could subject us to significant liability and could result in the loss of our proprietary rights. A successful lawsuit against us could also force us to cease selling or redesign products that incorporate the infringed intellectual property. In

addition, we could be required to seek a license from the holder of the intellectual property to use the infringed technology, and it is possible that we may not be able to obtain a license on reasonable terms, or at all. If we fail to develop a non-infringing trademark or patent on a timely basis or a license for the infringed trademark or patent on acceptable terms, our business, financial condition and results of operations could be harmed and the company could cease operations in the country or countries in which our products are held to be infringing.

If we fail to secure or protect our intellectual property rights, we may not be able to sell our products in certain countries or sales may be impacted through knock off or counterfeit products.

A significant portion of our business is based on patented products and all of our products contain our trademarked logos. The laws of some foreign countries may not protect intellectual property rights to the same extent or in the same manner as the laws of the United States. We have a budget to establish and protect our intellectual property on a worldwide basis, but we may not be successful in these efforts or the costs associated with protecting our rights globally may be larger than our budget. We have registered our brands in 35 jurisdictions and have patents across 8 jurisdictions. We expect to incur significant expenses and liability to register and protect our intellectual property rights both in the United States and abroad. If we are unable to successfully protect our intellectual property rights, our business and financial condition may be adversely affected. From time to time, we receive notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. Some of these claims may lead to litigation. Any intellectual property lawsuit, whether or not determined in our favor or settled, may be costly, could harm our reputation and could divert our management from planned business operations.

Adverse determinations in litigation could subject us to significant liability and could result in the loss of our proprietary rights. A successful lawsuit against us could also force us to cease selling or redesign products that incorporate the infringed intellectual property. In addition, we could be required to seek a license from the holder of the intellectual property to use the infringed technology, and it is possible that we may not be able to obtain a license on reasonable terms, or at all. If we fail to develop a non-infringing trademark or patent on a timely basis or a license for the infringed trademark or patent on acceptable terms, our business, financial condition and results of operations could be harmed and the Company could cease operations in the country or countries in which our products are held to be infringing.

Our trademarks and other proprietary rights could potentially conflict with the rights of others and we may be prevented from selling some of our products.

Our success depends in large part on our brand image. We believe that our trademarks and other proprietary rights have significant value and are important to identifying and differentiating our products from those of our competitors and creating and sustaining demand for our products. We have applied for and obtained some United States and foreign trademark registrations and will continue to evaluate the registration of additional trademarks as appropriate. However, some or all of these pending trademark applications may not be approved by the applicable governmental authorities. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge these registrations. Additionally, we may face obstacles as we expand our product line and the geographic scope of our sales and marketing. Third parties

may assert intellectual property claims against us, particularly as we expand our business and the number of products we offer. Our defense of any claim, regardless of its merit, could be expensive and time consuming and could divert management resources. Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. In addition, resolution of claims may require us to redesign our products, license rights from third parties, or cease using those rights altogether. Any of these events could harm our business and cause our results of operations, liquidity, and financial condition to suffer.

RISKS RELATED TO CYBER SECURITY

The Company is vulnerable to hackers and cyber-attacks. We process both business-to-business (B2B) and business-to-consumer (B2C) transactions through our websites. We may be vulnerable to hackers who may access the data of our customers that utilize our platform. Further, any significant disruption in service on our websites or in our computer systems could have a negative impact on our operating results. We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs.

Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Regulatory and compliance requirements.

New and evolving regulations and compliance standards for cyber security, data protection, privacy, public reporting, and internal IT controls are often created or modified. Regulatory and policy-driven obligations require expensive and time consuming compliance measures. The fear of non-compliance, failed audits, and material findings has pushed organizations to spend more to ensure they are in compliance. Any substantial costs associated with failing to meet regulatory requirements, combined with the risk of fallout from security breaches, could have a material adverse effect on our business.

Disruption of our information technology systems or unexpected network interruption could disrupt our business.

We are increasingly dependent on information technology systems and third-parties to operate our e-

commerce websites, process transactions, respond to customer inquiries, manage inventory, purchase, sell and ship goods on a timely basis, and maintain cost-efficient operations. The failure of our information technology systems to operate properly or effectively, problems with transitioning to upgraded or replacement systems, or difficulty in integrating new systems, could adversely affect our business. In addition, we have e-commerce websites in the United States and internationally.

Our information technology systems, websites, and operations of third parties on whom we rely, may encounter damage or disruption or slowdown caused by a failure to successfully upgrade systems, system failures, viruses, computer "hackers", natural disasters, or other causes. These could cause information, including data related to customer orders, to be lost or delayed which could, especially if the disruption or slowdown occurred during the holiday season, result in delays in the delivery of products to our stores and customers or lost sales, which could reduce demand for our products and cause our sales to decline. The concentration of our primary offices, two of our distribution centers, and a number of our stores along the west coast of North America could amplify the impact of a natural disaster occurring in that area to our business, including to our information technology systems. In addition, if changes in technology cause our information systems to become obsolete, or if our information systems are inadequate to handle our growth, we could lose customers. We have limited back-up systems and redundancies, and our information technology systems and websites have experienced system failures and electrical outages in the past which have disrupted our operations. Any significant disruption in our information technology systems or websites could harm our reputation and credibility, and could have a material adverse effect on our business, financial condition, and results of operations.

We must continually maintain, protect and/or upgrade our information technology systems.

Information technology will help us operate efficiently, interface with customers, maintain financial accuracy and efficiency, and accurately produce our financial statements. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of customers, and other business disruptions including cybersecurity attacks. Moreover, if our data management systems, do not effectively collect, store, process and report relevant data for the operation of our business, whether due to equipment malfunction or constraints, software deficiencies, cybersecurity attack, or human error, our ability to effectively plan, forecast and execute our business plan and comply with applicable laws and regulations will be impaired, perhaps materially. Any such impairment could materially and adversely affect our financial condition, results of operations, cash flows and the timeliness with which we report our internal and external operating results.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission

of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Our technology-based systems that give our customers the ability to shop with us online may not function effectively.

Many of our customers shop with us through our e-commerce websites and mobile apps. Increasingly, customers are using tablets and smart phones to shop online with us and with our competitors and to do comparison shopping. We are increasingly using social media and proprietary mobile apps to interact with our customers and as a means to enhance their shopping experience. Any failure on our part to provide attractive, effective, reliable, user-friendly e-commerce platforms that offer a wide assortment of merchandise with rapid delivery options and that continually meet the changing expectations of online shoppers could place us at a competitive disadvantage, result in the loss of e-commerce and other sales, harm our reputation with customers, have a material adverse impact on the growth of our e-commerce business globally and could have a material adverse impact on our business and results of operations.

Our use of artificial intelligence technologies, and the use of such technologies by third parties, may present operational, legal, reputational, and competitive risks.

We use, and expect to increasingly use, AI tools, including generative AI tools provided by third parties, in areas of our business such as marketing, content creation, product design, customer service, and operations. AI technologies are complex and rapidly evolving, and they may produce outputs that are inaccurate, misleading, biased, or that infringe on the intellectual property or other rights of third parties. Content or designs created with the assistance of AI may not be eligible for copyright or other intellectual property protection, which could limit our ability to prevent others from using them. In addition, the use of third-party AI tools by our employees, contractors, or vendors may result in the unauthorized disclosure of confidential business information, customer data, or other proprietary information, and we may have limited visibility into or control over how such providers use, store, or protect that information. Malicious actors are also using AI to conduct more sophisticated and convincing cyber-attacks, including phishing, social engineering, impersonation of executives, and payment fraud, which may increase the likelihood and impact of a security incident. The legal and regulatory landscape governing AI is unsettled and developing rapidly in the United States, the European Union, and other jurisdictions in which we operate, and new laws, regulations, or interpretations relating to AI, data privacy, consumer protection, or intellectual property could require us to change our practices, increase our compliance costs, or expose us to claims, penalties, or reputational harm. If we fail to implement appropriate governance and oversight of our use of AI, or if we fail to keep pace with the adoption of AI by our competitors, our business, financial condition, and results

of operations could be adversely affected.

RISKS RELATED TO THE COMPANY AND ITS SECURITIES

Our investors' ownership interest in the Company will be diluted or impaired when we sell additional Common Stock, issue equity to our employees under our Stock Incentive Plans, or convert our Series A Preferred Stock into Common Stock.

The Board of Directors can authorize the Company to sell additional equity interests in the Company to third parties in order to raise additional capital. Management believes that the Company will have future capital needs and will issue additional shares of Common Stock in the future. Depending on our need for capital, such additional equity interests might be sold for a price less than the price for Common Stock in our past offerings. As of June 30, 2026, the Company has 2,594,861 shares of Series A Preferred Stock issued and outstanding that are convertible at the option of the holder into Common Stock currently at a 1-to-1 ratio, which ratio could change due to a dilution provision that protects holders of Series A Preferred Stock. The Company also has 2018 and 2019 Stock Incentive Plans (the "Stock Incentive Plans") under which stock options have been and will continue to be awarded to employees, directors, and officers. For details regarding the Stock Incentive Plans, see "Security Ownership of Management and Certain Securityholders" and Note 10 to the financial statements.

Risks relating to minority shareholder status

In our Company, shareholders' agreements have the effect of concentrating voting control with a few people, specifically our founder, Joe Patterson, and our CEO, Barry Buchholtz. As a result, Messrs. Patterson and Buchholtz collectively have the ability to make all major decisions regarding the Company. Any other holder of Common Shares, will hold a minority interest in the Company and the founders will still control the Company. In that case, any minority shareholders will have limited ability, if at all, to influence Company policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Holders of our Series A Preferred Stock are entitled to potentially significant liquidation preferences over holders of our Common Stock if we are liquidated, including upon a sale of our company.

Holders of the Company's outstanding Series A Preferred Stock have a liquidation preference over holders of our Common Stock. If a liquidation event, including a sale of our Company, occurs, the holders of our Series A Preferred Stock would receive a 1.67X liquidation preference, which could result in approximately $6,976,802 of proceeds being distributed to Series A Preferred Stock holders before any payments may be made to holders of our Common Stock. Once the liquidation preference has been paid, any remaining available amounts would be paid to holders of our Series A Preferred Stock and Common Stock on a pro rata basis. For purposes of pro rata payments, the Series A Preferred Stock would be treated as if converted to our shares of Common Stock. See "Description of Capital Stock" and "Indebtedness."

The Company does not anticipate paying dividends.

The Company does not anticipate that it will be declaring dividends for the foreseeable future; therefore, the only method in which a shareholder may be able to recoup their investment would be the sale of the Company or the private sale of shares.

Our Directors and Officers control our Company.

Joe Patterson and Barry Buchholtz own in excess of 65%, on a fully diluted basis, of the Company's Common Stock, which constitutes a controlling block in the Company. Moreover, Joe and Barry have entered into a voting agreement under which they both agree to vote all of their shares of Common Stock to elect each other to the board of directors every year. As a result, investors will not have a right to participate in or influence the management of the Company except as required by California law. Additionally, in November 2020, the Company added two new directors to its board, expanding it to five seats. Pursuant to the Company's financing arrangement with those shareholders holding a Series A Preferred Stock, the shareholder with the majority of the Series A Preferred Stock has the right to appoint a member to a board seat will be able to appoint one director to sit on the Company's board. Moreover, the Company entered into a voting agreement with Black Oak Capital that entitles it to vote its Preferred Stock on an as-converted basis when voting to elect the other three directors to the board. Under the Investors' Rights Agreement, the Company must obtain the affirmative vote of all of the directors, including the Black Oak director, in order to engage in certain transactions, including any material acquisition, incurring certain additional indebtedness, or make any material change in the primary business of the Company. Black Oak Capital also has preemptive rights, a right of first refusal and co-sale rights. In August 2025, Black Oak Capital, through its affiliated entities, transferred its shares of Series A Preferred Stock to Stratford Capital LLC ("Stratford"), and Stratford now holds the rights, preferences, and privileges associated with the Series A Preferred Stock described above, subject to the Company's governing documents and applicable transfer restrictions. See "Recent Offerings of Securities." For more detail, see Description of Securities." The directors and management will have the exclusive right to manage the day-to-day operations of the Company and to make virtually all decisions without the need to obtain approval of the holders of the Company's Common Stock. This concentration of ownership and voting power could have the effect of delaying or preventing, and may discourage attempts to bring about, a change in control of the Company or the removal of existing management.

You should not purchase the Company's Common Stock unless you are willing to entrust management of the Company to its executive officers and board of directors.

The Company's Board of Directors may require shareholders to participate in certain future events, including our sale or the sale of a significant amount of our assets.

Our shareholders will be subject to a drag-along provision related to the sale of the Company. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the Company, or agrees to a liquidation or winding down of the Company, in one transaction or a series of related transactions, shareholders will be required to sell their shares at the Drag-Along Price or otherwise participate in the Drag-Along Transaction even if they don't want to sell their shares at that price or participate in the Drag-

Along Transaction. See "Securities Being Offered– Common Stock – Shareholders' Agreement – Drag-Along Rights," below or the Company's Shareholder Agreement provided as Appendix II to the Subscription Agreement. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Factual statements have not been independently verified.

No party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this Report. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating the experience, skills, contacts or other attributes of the executive officers and directors, employees or consultants and advisors to the Company, or to the anticipated future performance of the Company.


TAVI

SECURITY OWNERSHIP OF MANAGEMENT & CERTAIN SECURITYHOLDERS

The following table shows who owns over 20% of the Company's equity securities as of June 30, 2026:

Name of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership(*)	Percent Voting Power
Joe Patterson	Common Stock	10,200,000	50.81%
Barry Buchholtz	Common Stock	3,811,500	18.99%

(*) Beneficial ownership assumes that all stock options have been exercised.

The Company also has 2018 and 2019 Stock Incentive Plans under which stock options have been and will continue to be awarded to employees, directors, and officers. Under the terms of the plans, the stock options are subject to vesting through meeting performance targets and/or the passage of time. There are 5,727,565 options to purchase shares of Common Stock authorized under the plans. There is an Evergreen provision in the Option Plan to allow for additional options to be authorized each year, up to 5% of the then number of outstanding shares of Common Stock at the discretion of the Board of Directors. As of June 30, 2026, there were 5,022,669 options outstanding. For a description of our Common Stock, see "Description of Securities," below. See Note 10 to the financial statements.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:

Black Oak Debt and Purchase of Series A Preferred Stock and Transfer to Stratford Capital

- In October 2019, the Company entered into a Senior Subordinated Credit Agreement with Black Oak Capital ("Black Oak") involving $1,000,000 plus warrants to purchase the Company's Common Stock at $0.0006 per share. The offering was made in reliance on Rule 506(c) of Regulation D.

- In October 2020, the Company increased the amount of debt under the Agreement to $1,500,000 and added the right to convert the debt to Series A Preferred Stock in a series of three tranches, which was based on achieving performance criteria, all of which was converted. The conversion of debt to Series A Preferred Stock was made in reliance on Section 4(a)(2) of the Securities Act.

- On November 24, 2020, the Company entered into the Series A Preferred Stock Purchase Agreement in reliance on Rule 506(c) of Regulation D with Black Oak for the purchase of 931,677 shares of Series A

Preferred Stock for consideration of $1,500,000 in reliance on Regulation D in a series of three transactions. These three purchases were completed by July 27, 2021, and the Company used those proceeds for general working capital and expansion in marketing efforts. These shares will have a 1.67X liquidation preference and contain certain rights and privileges.

- On December 27, 2021, the Company and Black Oak amended the Senior Subordinated Credit Agreement such that Black Oak would loan the Company an additional $1,750,000, which also would be convertible into Series A Preferred Stock. $500,000 of the amount loaned was used by the Company to repay amounts owed by the Company to Black Oak Thirty Three Threads Aggregator, LLC. The Company then used $1,000,000 of the loan proceeds to purchase Vooray (see below) and the remaining $250,000 for working capital, including replenishing inventory. The Company relied on Section 4(a)(2) of the Securities Act as an exemption.

- On May 9, 2023, Black Oak converted the remaining outstanding debt of $1,177,726, including accrued interest, into 731,507 shares of Series A Preferred Stock at a price of $1.61 per share for no additional consideration in reliance on Section 4(a)(2) of the Securities Act.

- On August 12, 2025, Black Oak, through its affiliated entities, entered into a Stock Transfer Agreement with Stratford Capital LLC ("Stratford"), pursuant to which Black Oak agreed to sell, assign, and transfer to Stratford 2,759,921 shares of Series A Preferred Stock of Thirty Three Threads, Inc., at a purchase price of $0.81 per share, for total consideration of $2,235,536. The transaction was structured as a private secondary sale exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 4(a)(1). Upon Black Oak's receipt of the initial payment, Stratford acquired all rights, preferences, and privileges associated with the Series A Preferred Stock, subject to the governing documents of the Company and applicable transfer restrictions.

Vooray Asset Purchase Agreement

- On January 7, 2022, the Company purchased substantially all of the assets of Vooray International, Inc. ("Seller") for total consideration of $5,000,000, of which amount $500,000 was paid through issuance of 250,000 shares of the Company's Common Stock at a price of $2.00 per share in reliance on Section 4(a)(2) of the Securities Act. The remaining $3,500,000 (the "Seller Financed Portion") has been financed such that Seller receives on a quarterly basis either: (i) 20% of gross proceeds from the sale of Vooray branded products or (ii)

$87,500 until Seller receives the full Seller Financed Portion. The Seller Financed Portion was initially secured by a first priority UCC-1 financial statement, but now is subordinated to our revolving credit facility (see below).

Seller also entered into a Voting Rights Agreement and a Right of First Refusal Agreement, described in "Description of Securities." Although this note has no stated interest rate, to reflect the fair value on the dates of the transaction, the liability in the financial statements reflects future payments discounted at an

effective interest rate of 4%.

The Regulation Crowdfunding Offering

From February 28, 2021, through November 5, 2021, the Company sold 376,686 shares of Common Stock for gross proceeds of $670,662 under Regulation Crowdfunding. The Company used the proceeds from this offering for general working capital as well as investments in our e-commerce business.

The Regulation D 506(c) Offering

From August 15, 2022, through October 28, 2024, the Company sold 23,242 shares of Common Stock for gross proceeds of $67,000, under SEC Regulation D, Rule 506(c). The Company used the proceeds from that offering for general working capital.

DESCRIPTION OF SECURITIES

For a more detailed and complete description of the Company's securities, please review the Company's Amended and Restated Articles of Incorporation.

Common Stock

Voting

Holders of our Common Stock are entitled to one vote per share. There shall not be cumulative voting. For important information regarding voting and its impact on our Common Stock, see below "Series A Preferred Stock – Voting."

Dividends

Holders of our Common Stock are entitled to dividends if, as and when declared by the Company's Board of Directors, provided that the holders of our Series A Preferred Stock are previously or simultaneously paid dividends in an equal amount per share on an as-converted basis. For details, see "Series A Preferred Stock – Dividends." However, it is not the current expectation of the Company to pay dividends.

Liquidation Rights and Preferences

In the event of liquidation, dissolution or winding up of the Company, holders of our Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and any amounts due to the Series A Preferred Shareholders as described below. There are no redemption or sinking fund provisions or preemptive rights with respect to the Common Stock and the shareholders have no right to require the Company to redeem or purchase Common Stock.

SHAREHOLDER AGREEMENT BETWEEN THE COMPANY, JOE PATTERSON & BARRY BUCHHOLTZ

Voting Agreement between our CEO and Chairman of the Board

Under this Agreement, Joe Patterson and Barry Buchholtz have an obligation to vote all of their shares of Common Stock for the purpose of electing each other to the board of directors every year. This agreement also gives the Company a Right of First Refusal ("ROFR") in the event a shareholder subject to this agreement wants to transfer their Common Stock. If the Company declines its ROFR, then any then-current holder of the Company's Common Stock has the option to purchase the Common Stock.

Compensation Agreement

Joe Patterson and Barry Buchholtz currently receive the same compensation, and have agreed that they will continue to do so unless and until the Compensation Committee decides otherwise, or they mutually agree to be compensated otherwise.

Mandatory Repurchase of CEO and Chairman's Shares upon Termination without Cause or upon Death or Disability

Upon termination of either Joe Patterson or Barry Buchholtz without cause, the Company will have the obligation to purchase all of their shares, and they will be obligated to sell, at a per share price 1.5 times the net revenue of the Company during the preceding 12 months divided by the number of outstanding shares on a fully diluted basis. If the Company is unable to pay the entire purchase price in cash at the closing, the Company must pay at least 10% of the purchase price in cash and issue a note for the balance. The note shall be paid in five equal annual installments and shall accrue interest on the unpaid balance at a rate equal to the then published prime rate of Citibank, NA ("Prime Rate"), which interest rate shall adjust annually based upon the Prime Rate on such anniversary date.

The Company has purchased life and disability insurance policies covering Joe and Barry, and identifying the Company as beneficiary. In the event of the death or disability of either Barry or Joe, the proceeds of such policies must be used for the repurchase of his Shares, and the value of the Shares will be determined using the same formula as described above in the event of termination without cause. If the repurchase is triggered by a death, and the policy proceeds are not sufficient to pay the entire purchase price, the Company shall issue a note for the balance payable in 10 equal annual installments. If the repurchase is triggered by disability, and there is no disability insurance, or the purchase price exceeds the value of the policy proceeds, the Company shall pay at least 10% of the purchase price in cash and issue a note for the balance payable in 5 equal annual installments. All notes issued will be at Prime Rate adjusted annually.

Drag-Along Right

Joe Patterson has the right under this Agreement to require each subject shareholder to sell their shares in the same percentage as Joe Patterson in a "Drag Transaction," which is defined as a sale to a person who is

not a permitted transferee. If the Drag Transaction is a merger, consolidation, or other similar transaction subject shareholders agree to vote their shares in favor of the transaction and waive dissenters' rights. This Agreement also confers a "tag along" right permitting subject shareholders to sell their shares along with Joe Patterson in a contemplated sale to a person who is not a permitted transferee.

Right of First Refusal

This Agreement also gives the Company a ROFR in the event a shareholder who is a party to this Agreement wants to transfer their Common Stock. If the Company declines its ROFR, then any then-current holder of the Company's Common Stock has the option to purchase the Common Stock.

SHAREHOLDER AGREEMENT BETWEEN THE COMPANY AND SELLERS OF VOORAY INTERNATIONAL, INC.

Voting Rights Agreement

Under this agreement, the sellers of Vooray International, Inc. ("Vooray") agree to vote their 250,000 shares of Common Stock, which were acquired in connection with the sale of Vooray to the Company, in favor of any increases to the number of authorized shares of Common Stock.

Right of First Refusal between the Company and Vooray International, Inc.

The Company has a right of first refusal ("ROFR") to purchase any of the 250,000 shares of the Company's Common Stock purchased by the sellers of Vooray in connection with the Company's acquisition of Vooray. The Company's ROFR does not apply to transfers by an entity to its shareholders, members, partner or other equity holders or, in the case of an individual, in connection with bona fide estate planning. Transferees will be required to execute this agreement in the event of a permitted transfer, which also requires the Company's written consent.

2023 SHAREHOLDER AGREEMENT

Series A
Preferred Stock
Voting

Pursuant to our Amended and Restated Articles of Incorporation ("A&R AOI") and a Voting Agreement between the Company and purchasers of our Series A Preferred Stock, holders of our Series A Preferred Stock are entitled to vote on an as-converted to Common Stock basis. Except as provided by our A&R AOI, our Voting Rights Agreement with holders of our Series A Preferred Stock, and California law, our Series A Preferred Stock votes together with the Common Stock as a single class. For details, see "Conversion to Common Stock," below. The Series A Preferred Stock have other rights as outlined below as well as in the Company's Amended and Restated Articles of Incorporation.

Election of Directors

Holders of our Series A Preferred Stock are entitled to elect one director as a separate class. The remaining four directors will be elected by all shareholders, including the holders of our Series A Preferred Stock, voting as a single class with our Common Stock on an as-converted basis.

Dividends

Holders of our Series A Preferred Stock are entitled to dividends on an as-converted basis prior to, or simultaneously with, dividends payable to holders of our Common Stock or class of securities convertible into Common Stock. In the event the board of directors declares a dividend on any class of securities that is not convertible into Common Stock, holders of Series A Preferred Stock shall be entitled to prior or simultaneous dividends in a per share amount equal to the product of the Original Issue Price and the quotient of the amount of dividend declared by the board divided by the original issue price of that class of securities (subject to appropriate adjustments for such class of securities). The “Original Issue Price” is $1.61 subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock (collectively, “appropriate adjustments”). If there are multiple dividends paid at the same time, the Series A Preferred Stock are entitled to the amount that would result in the highest dividend per share.

Conversion to Common Stock

Our Series A Preferred Stock converts to Common Stock at the option of the holder, without payment of additional consideration, in an amount equal to the Original Issue Price divided by the Series A Conversion Price, which initially shall be one-for-one. The "Series A Conversion Price” initially is $1.61 per share and is subject to appropriate adjustment as well as adjustments for weighted average anti-dilution protections.

Liquidation Preferences

Holders of our Series A Preferred Stock are entitled to preferential payments in the event of our liquidation, dissolution or winding up, or in the event of a Deemed Liquidation Event (defined below), of the Company in an amount per share equal to 1.67 times the Original Issue Price plus any unpaid dividends. After the preferential payment, holders of our Series A Preferred Stock are entitled to participate in the distribution of any remaining assets pro rata with the Common Shareholders on an as-converted basis.

In the event the Company lacks sufficient assets to pay the holders of Series A Preferred Stock the full amount they would be entitled to receive, the Company shall pay ratably in proportion to the amounts otherwise payable. Unless a majority of the outstanding shares of the Series A Preferred Stock elects otherwise, a “Deemed
Liquidation Event” is a merger or consolidation in which the Company’s capital stock represents less than a majority of voting power or a sale or series of related transactions involving the sale of all or substantially all of the Company’s assets. If the Deemed Liquidation Event does not effect a dissolution of the Company within 90 days, the holders of the Series A Preferred Stock may require the Company to redeem the Series A Preferred Stock.

Protective Provisions

As long as the Series A Preferred Stock remain outstanding, including shares that have been converted to Common Stock, the Company must first obtain the consent of all of the directors before engaging in the following:

- A material acquisition involving the affirmative vote of at least 80% of holders of the Common Stock and Preferred Stock voting together as a single class on an as-converted basis;
- Incur debt in excess of an aggregate amount of $1,700,000 involving a pledge of the Company's assets as collateral;
- Amend, alter or repeal any provision of the A&R AOI or the A&R Bylaws;
- Authorize any class of securities, or reclassify any class of securities, to give that class of securities rights, preferences or privileges senior to or on parity the Series A Preferred Stock;
- Purchase, redeem or declare dividends, including the repurchase of Common Stock held by employees, officers, directors or consultants up to an aggregate of 5% of outstanding capital stock;
- Authorize any debt securities;
- Hold capital stock in a subsidiary that is not wholly owned;
- Increase or decrease the authorized number of directors constituting the board of directors;
- Initiate or settle lawsuits, claims or other legal proceedings in excess of $50,000;
- File for bankruptcy or other insolvency proceedings; and
- Loan amounts in excess of $10,000 or guarantee the indebtedness of any other person.

Investor Rights Agreement for Holders of Our Series A Preferred Stock

Under the Investors' Rights Agreement, the Company must obtain the affirmative vote of all of the directors, including the Black Oak director, in order to engage in certain transactions, including any material acquisition, incurring certain additional indebtedness, or make any material change in the primary business of the Company. The Investors' Rights Agreement also contains a registration rights provision and an antidilution provision that ensures Black Oak's percentage of ownership of the Company is not diluted by offering Black Oak a right of first offer in the event the Company proposes to offer or sell any new securities.

Right of First Refusal and Co-Sale Agreement Between the Company and Holders of Our Series A Preferred Stock

Under the Right of First Refusal and Co-Sale Agreement, Joe Patterson or Barry Buchholtz must first offer

to sell their shares to the Company on the same terms and conditions as those offered to the prospective purchaser. If the Company does not purchase the shares, then Black Oak has a second right of refusal on the same terms. If neither the Company nor Black Oak exercise their right to purchase the shares, then Black Oak may exercise its right of co-sale and participate on a pro rata basis in the proposed sale.

WARRANTS

Warrants have been issued to certain officers and shareholders who formed Finance Group Corporation ("FGC") for the purpose of loaning the Company $1,140,000. The 187,814 Warrants give the holders the right to purchase Common Stock at an exercise price of $0.50 and expire on March 17, 2029.

DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns. When a company is created and seeks investment from outside investors, the price paid per share of stock can vary. Another important way of looking at dilution is the dilution that happens due to our future actions. The investor's stake in a company could be diluted due to our issuing additional shares. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another financing round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and will experience control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings back into the company). The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

VALUATION

The Company determined the share price of its Common Stock in its Regulation CF and Regulation D offerings based on its own assessment of the Company's current and future value, as well as relative risk for investors investing in similarly situated companies.

In the future, the valuation of the Company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value: The amount for which the assets of the Company can be sold, minus the liabilities owed;

Book Value: This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet; and

Earnings Approach: This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

RESTRICTIONS ON TRANSFER OF THE REGULATION CF SECURITIES

The securities that were offered in the Regulation CF offering may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred to the issuer; to an accredited investor; as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion includes information based on compiled financial statements for the fiscal year ending June 30, 2026 ("FYE 2026"), and compiled financial statements for the fiscal year ending June 30, 2025 ("FYE 2025"), which have not been reviewed or audited. Therefore, our financial statements for FYE 2026 do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and shareholders' equity in conformity with accounting principles generally accepted in the United States.
Therefore, the information set forth herein is likely to change in the event of an audit. You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Annual Report. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, contains forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

OVERVIEW

Founded in 2004, ToeSox, Inc. created the five-toe grip socks for the barefoot fitness markets, such as yoga, Pilates, and barre. In 2015, ToeSox, Inc., a single brand, embarked on its plan to become a global leader in premium athleisure and activewear products to the boutique fitness market. Since then, ToeSox has morphed

into Thirty Three Threads, a company with a portfolio of premium brands: ToeSox, TAVI, Base 33, Vooray, and Mizu. Thirty Three Threads products are sold in more than 7,500 locations in 64 countries.

Since the launch of this strategy, the Company has grown by more than 464%, acquired TAVI and Vooray, and launched Base33. The Company added new product categories such as sport socks, apparel, bags, accessories, stainless steel and reusable liquid containers.

The Company plans to continue to expand our distribution, brand portfolio, and product offering, allowing us to accelerate our growth on a global basis. The Company's growth strategy is anchored on four key pillars: Distribution, Innovative Products, Value-Added Dealer Services, and E-Commerce.

Distribution

While the Company's products are distributed in more than 7,500 locations globally, the Company plans to continue to expand that distribution, including substantial growth outside of our core boutique fitness distribution channel.

Innovative Products

The Company has always been known as a leader in premium, innovative product, and will continue to push that effort forward developing new products that better service our customers from a design, quality, and performance perspective.

Value Added Dealer Services

The Company has led the way in developing the retail sales within the boutique fitness distribution channel. The Company will continue to innovate and offer wholesale partners new programs to enhance their business, including 33 Pay extended payment programs, Shop-in-shop displays, auto replenishment services, and various count and fill programs.

E-Commerce

For the fiscal year ending June 30, 2026, the Company derived only 17% of its total revenue from E-commerce channels such as direct to consumer and marketplaces like Amazon. The Company intends to grow global E-commerce business to approximately 20% of sales over the next several years, through innovative marketing programs, expansion in marketplaces, and opening the Company's first retail outlets.

FINANCIAL HIGHLIGHTS

The summary below compares the compiled financial results of our operations for the fiscal year ended June 30, 2026 as compared to the fiscal year ended June 30, 2021, 2022, 2023, 2024, and 2025 provides GAAP financial measures.



Net Revenues
45,000,000
40,000,000
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
-
FY 2021
FY 2022
FY 2023
FY 2024
FY 2025
FY 2026



Normalized EBITDA
1,500,000
1,000,000
500,000
-
(500,000)
(1,000,000)
(1,500,000)
(2,000,000)
(2,500,000)
FY 2021
FY 2022
FY 2023
FY 2024
FY 2025
FY 2026

Normalized Earnings before interest, taxes, depreciation and amortization ("EBITDA"), which excludes any rebates or subsidies from PPP or ERTC, increased by $1,572,661 from an EBITDA of ($1,242,555) for the fiscal year ending June 30, 2025 to an EBITDA of $330,106 for the fiscal year ending June 30, 2026.

RESULTS OF OPERATIONS

Fiscal Year Ended June 30, 2026 ("FYE 2026") Compared to Fiscal Year Ended June 30, 2025 ("FYE 2025")

Revenue

The Company recognizes revenue at the time the product is shipped to the customer, customarily FOB shipping point, which is when the transfer of control of goods has occurred and title passes. There are contracts with other shipping terms, such as FOB destination, and revenue is recognized according to those specific terms. Revenue is recorded net of estimated returns and sales discounts given to customers. Revenue increased to $38,391,513 for FYE 2026 from $36,815,150 for FYE 2025, or 4.3%.

Cost of Revenue

Cost of revenue decreased to $12,804,970 in FYE 2026 from $12,852,060 in FYE 2025. The decrease in cost of revenues was primarily due to the decrease in duties/tariffs, and the shift to DDP contracts with overseas suppliers. Certain shipping and handling are billed to customers and recorded in net revenue. Total shipping revenue for FYE 2026 and 2025 was $909,242 and $782,480, respectively, an increase of 16%. The increase in shipping revenue is due to the increase in sales and billing policies with respect to shipping and handling.

Gross Margins

Gross profit for FYE 2026 and 2025 was $25,586,543 and $23,963,090, which represented gross profit margins of 66.6% and 65.1%, respectively. Gross profits generated from our sock revenue is higher than gross margins generated on apparel revenue. In addition, international sales have a lower margin than our higher-margin wholesale and DTC channels.

Selling, General and Administrative Expenses

SG&A for FYE 2026 and 2025 were $25,256,437 and $25,205,645, respectively. Advertising expenses, which are recorded in SG&A were $2,383,122 and $2,293,073 for FYE 2026 and 2025, respectively.

Total Other Income (Expense)

For FYE 2026 and 2025 we had other income of $492,005 and $208,103, respectively.

Comprehensive Income (Loss)

Accordingly, the comprehensive income (loss) for FYE 2026 and 2025 was ($823,739) and ($1,493,438), respectively.

Concentration of Customers and Vendors

As part of its day to day operations, the Company provides credit in the normal course of business to customers in both the United States and other countries. Extending credit to customers entails certain risks

to the Company such that if the financial condition or operations of these customers deteriorates, the risk of selling to those customers may increase. At June 30, 2026, the Company had six customers that accounted for approximately 53% of revenue while at June 30, 2025 the same six customers accounted for 56% of revenue.

LIQUIDITY & CAPITAL RESOURCES

As of FYE 2026 and 2025, the Company's available cash was $541,114 and $67,971, respectively. The Company needs substantial capital to fund its operations and growth strategy. Much of the Company's operations and working capital needs have been funded with debt. As of June 30, 2021, the Company raised net proceeds of $618,111 in an offering made in reliance on Regulation Crowdfunding. The proceeds from this offering were used for general working capital as well as investments in our e-commerce business. In November 2020, the Company entered into an agreement for the sale of Series A Preferred Stock to Black Oak Capital LLC for total consideration of $1,500,000. As of July 27, 2021, the sale of the Series A Preferred Stock has been completed with Black Oak purchasing 931,677 shares of Series A Preferred Stock for total consideration of $1,500,000. Black Oak Capital converted $1,000,000 of Senior Subordinated Debt in exchange for 621,118 shares of Series A Preferred Stock. For more information, see "Recent Offerings of Securities," above. In December 2021, the Company amended the Senior Subordinated Credit Agreement, where Black Oak Capital provided an additional $1,250,000 to fund the acquisition of Vooray.

The Company also obtained loans through the Small Business Administration's Paycheck Protection Program ("PPP loan") and Economic Injury Disaster Loan Program ("EIDL loan") in the amounts of $601,900 and $577,800 as PPP Loan and $150,000 for EIDL Loan. The PPP loans was used for the Company's payroll, lease payments and utilities. The first PPP Loan of $601,900 was forgiven as of May 24, 2021. Second PPP Loan of $577,800 was forgiven as of September 29, 2021. The EIDL loan was used for the purposes of funding working capital requirements and monthly repayment of $731 in principal and interest began July 2021. As of June 30, 2026 the balance of the EIDL Loan was $132,407. For details regarding the terms of the EIDL loan, see "Indebtedness," below. In 2018, the Company raised $440,000 in a private placement under Regulation D, the proceeds of which were used for general business activities. For more information, see "Recent Offerings of Securities." Other ongoing sources of liquidity for the Company include a revolving credit agreement with Celtic Bank under which we can borrow up to $4,000,000 with an interest rate of prime plus 5.5% and a maturity date of October 23, 2026. Additionally, Celtic has a first position UCC-1 filing on substantially all of the Company's assets. As of June 30, 2026, had a balance of $3,843,762.

Commitments and Contingencies

The Company has certain commission and royalty agreements through which it has obtained rights to manufacture and market products solely for sale to various purchasers and their franchisees, primarily consisting of studio fitness locations and other retailers. Commission and royalty expense of approximately $5,355,950 and $5,796,000 related to these agreements, was included in selling, general, and administrative expenses for the years ended June 30, 2026 and 2025, respectively. The Company may enter into other

royalty and license agreements in the future as it deems necessary for conducting business. For details regarding the Company's commitments and contingencies, see Note 15 to our financial statements.

On August 9, 2021, a second amendment to the Company's lease agreement for office space was agreed upon. In December 2025, the Company entered into a third amendment to the lease agreement, extending the lease term through January 31, 2030 and includes modification of the monthly rent payments by 2.8% in year 1, (2.6)% in year 2, and 5% in each of years 3, 4 and 5. The building owner also agreed to provide $25,000 for tenant improvements. As of June 30, 2026, monthly rent is $24,128. For details regarding the Company's commitments and contingencies, please see Note 14 to our financial statements.

Recent Developments

In October 2026, subsequent to the end of the fiscal year ended June 30, 2026, the Company closed on a new asset-based lending facility with Mountain Ridge Capital ("Mountain Ridge") providing borrowing capacity of up to $10,000,000, which supports working capital advances against eligible inventory and accounts receivable. Actual borrowing availability depends on eligible collateral and the terms of the lending agreement. The Mountain Ridge facility is now in place and has replaced the Company's revolving credit facility with Celtic Bank. Mountain Ridge holds a first position UCC-1 filing on substantially all of the Company's assets. The Company's indebtedness to Change Capital and Finance Group Corporation is subordinated to the Mountain Ridge facility.

INDEBTEDNESS

Creditor: Celtic Bank

Amount Owed: $3,843,762 at June 30, 2026

Interest Rate: Prime plus 5.50%

The Company has a revolving credit facility with Celtic Bank with a ceiling of $4,000,000 and an interest rate of prime plus 5.50%. Additionally, Celtic has a first position UCC-1 filing on substantially all of the Company's assets

Maturity Date: October 23, 2026

Creditor: Change Capital

Amount Owed: $775,385 at June 30, 2026

Interest Rate: 66% Annual percentage rate

The Company has a line of credit with Change Capital with a ceiling of $2,500,000 and an effective interest rate of 66%. The Company borrowed $960,000 during the year ended June 30, 2026 of which $775,385 was outstanding at year end. The loan requires weekly principal and interest payments of $25,384.62 until April 30, 2027 and is collateralized by all the Company's assets. The note is subordinated to the new line of credit the Company obtained in October 2026.

Creditor: Comerica Bank (SBA – EIDL)

Amount Owed: $132,407 at June 30, 2026

Interest Rate: 3.75%

Maturity Date: July 21, 2050

The Company obtained this loan from Comerica Bank through the Small Business Administration's Economic Injury Disaster Loan program for the purposes of funding working capital requirements. Repayment of $731 in principal and interest commenced July 2021.

Creditor: Finance Group Corporation

Amount Owed: $2,196,745 as of June 30, 2026

Interest Rate: 15.0%

Maturity Date: November 1, 2029

The note is subordinated to the new line of credit the Company obtained in October 2026.

Creditor: Lloyd & Leo, Inc. (FKA Vooray International, Inc.)

Amount Owed: $2,309,635 as of June 30, 2026

Imputed Interest Rate: 4%

Maturity Date: January 9, 2032

Note payable to the former owners of Vooray of $3,500,000 originally. The Company shall make quarterly payments of the greater of 20% of the net proceeds from the sale of Vooray branded products or $87,500, until the seller has received a total of $3,500,000. The note is subordinated to the line of credit.

REGULATORY INFORMATION

This Company is in compliance with its ongoing reporting obligations under Rule 202 of Regulation Crowdfunding.

DISQUALIFICATION

No disqualifying events have been recorded with respect to the Company or its officers or directors.

FINANCIAL STATEMENTS

I, Lisa Guild, certify that the financial statements of Thirty Three Threads, Inc., included in this Form are true and complete in all material respects.

By: /s/ Elizabeth Guild

Chief Financial Officer

THIRTY THREE THREADS, INC. AND SUBSIDIARIES

Consolidated Financial Statements and Independent Accountants' Compilation Report

Years ended June 30, 2026 and 2025

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANTS' COMPILATION REPORT

To the Board of Directors and Shareholders of
Thirty Three Threads, Inc. and Subsidiaries
Vista, California

Management is responsible for the accompanying consolidated financial statements of Thirty Three Threads, Inc. and Subsidiaries (the Company), which comprise the consolidated balance sheets as of June 30, 2026 and 2025, and the related consolidated statements of operations and comprehensive (loss) income, shareholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed compilation engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. We did not audit or review the consolidated financial statements, nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any assurance on these consolidated financial statements.

Hutchinson and Bloodgood LLP

San Diego, California
October 23, 2026

THIRTY THREE THREADS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets
June 30, 2026 and 2025

	2026	2025
ASSETS		
Current assets		
Cash	**$ 541,114**	$ 67,971
Accounts receivable, net	**4,179,906**	3,378,880
Other receivables	**28,999**	481,412
Prepaid expenses	**1,554,270**	1,601,080
Inventories, net	**13,073,557**	7,012,593
Total current assets	**19,377,846**	12,541,936
Property and equipment, net	**441,132**	550,072
Other assets		
Goodwill	**3,031,746**	3,031,746
Trademarks	**1,375,172**	1,327,345
Intangible assets, net	**817,319**	603,250
Notes receivable - non-current	**271,000**	--
Operating lease right-of-use asset, net	**1,011,778**	172,385
Finance leases, right-of-use assets, net	**338,141**	75,584
Deposits	**27,178**	24,148
Deferred tax assets, net	**1,731,600**	1,776,100
Total other assets	**8,603,934**	7,010,558
Total assets	**$ 28,422,912**	$ 20,102,566

THIRTY THREE THREADS, INC. AND SUBSIDIARIES

Consolidated Balance Sheets (Continued)
June 30, 2026 and 2025

	2026	2025
LIABILITIES		
Current liabilities		
Line of credit	**$ 4,619,147**	$ 3,355,841
Accounts payable	**13,466,304**	8,396,845
Accrued expenses	**1,559,537**	1,397,637
Customer deposits	**607,076**	864,703
Due to related party	**--**	534,320
Subordinated convertible notes payable, current portion	**--**	715,097
Subordinated note payable, current portion	**384,000**	384,000
Notes payable - federal government, current portion	**3,873**	3,414
Operating lease obligation, current portion	**259,475**	171,345
Finance leases obligation, current portion	**34,816**	44,327
Total current liabilities	**20,934,228**	15,867,529
Long-term liabilities		
Subordinated convertible notes payable, net of current portion	**2,196,745**	--
Subordinated note payable, net of current portion	**1,714,451**	1,735,671
Notes payable - federal government, net of current portion	**128,534**	132,723
Operating leases obligation, net of current portion	**757,889**	14,446
Finance leases obligation, net of current portion	**283,741**	32,232
Total liabilities	**26,015,588**	17,782,601
SHAREHOLDERS' EQUITY		
Series A convertible preferred stock, no par value, 2,594,861 shares authorized, 2,594,861 shares issued and outstanding.	**4,177,726**	4,177,726
Common stock, no par value, 50,000,000 shares authorized, 14,095,373 shares issued and outstanding.	**2,086,365**	2,086,365
Additional paid-in capital	**471,169**	249,757
Shareholder note receivable	**(405,039)**	(407,003)
Accumulated deficit	**(4,591,855)**	(3,729,850)
Accumulated other comprehensive loss	**(18,764)**	(57,030)
Total shareholders' equity	**1,719,602**	2,319,965
Noncontrolling interests in subsidiary	**687,722**	--
Total liabilities and shareholders' equity	**$ 28,422,912**	$ 20,102,566

THIRTY THREE THREADS, INC. AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive (Loss) Income
Years ended June 30, 2026 and 2025

	2026	2025
REVENUES	**$ 38,391,513**	$ 36,815,150
COST OF REVENUES	**12,804,970**	12,852,060
Gross profit	**25,586,543**	23,963,090
OPERATING EXPENSES		
Selling, general, and administrative expenses	**25,256,437**	25,205,645
Depreciation and amortization	**455,584**	274,047
Total operating expenses	**25,712,021**	25,479,692
Loss from operations	**(125,478)**	(1,516,602)
OTHER INCOME (EXPENSE)		
Other income, gains and losses	**492,005**	208,103
Interest expense	**(1,191,654)**	(852,211)
Total other (expense) income, net	**(699,649)**	(644,108)
Net loss before income tax provision (benefit)	**(825,127)**	(2,160,710)
Income tax provision (benefit)	**49,156**	(694,174)
Net loss	**(874,283)**	(1,466,536)
Plus: net loss attributable to the noncontrolling interest	**12,278**	--
Net loss attributable to 33 Threads, Inc.	**(862,005)**	--
OTHER COMPREHENSIVE (LOSS) INCOME		
Foreign currency translation adjustment	**38,266**	(26,902)
Total comprehensive loss	**$ (823,739)**	$ (1,493,438)

THIRTY THREE THREADS, INC. AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity
Years ended June 30, 2026 and 2025

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-In	Shareholder Note	Accumulated	Accumulated Other Comprehensive	
	Shares	Amount	Shares	Amount	Capital	Receivable	Deficit	Loss	Total
Balance at June 30, 2024	2,594,861	$ 4,177,726	14,095,373	$ 2,086,365	$ 49,315	$ (409,126)	$ (2,263,314)	$ (30,128)	$ 3,610,838
Collection on shareholder note receivable net of accrued interest of $3,877.	--	--	--	--	--	2,123	--	--	2,123
Stock based compensation	--	--	--	--	200,442	--	--	--	200,442
Net loss	--	--	--	--	--	--	(1,466,536)	--	(1,466,536)
Exchange differences on translating foreign operations	--	--	--	--	--	--	--	(26,902)	(26,902)
Balance at June 30, 2025	2,594,861	$ 4,177,726	14,095,373	$ 2,086,365	$ 249,757	$ (407,003)	$ (3,729,850)	$ (57,030)	$ 2,319,965
Collection on shareholder note receivable net of accrued interest of $3,536.	--	--	--	--	--	1,964	--	--	1,964
Stock based compensation	--	--	--	--	221,412	--	--	--	221,412
Net loss	--	--	--	--	--	--	(862,005)	--	(862,005)
Exchange differences on translating foreign operations	--	--	--	--	--	--	--	38,266	38,266
Balance at June 30, 2026	2,594,861	$ 4,177,726	14,095,373	$ 2,086,365	$ 471,169	$ (405,039)	$ (4,591,855)	$ (18,764)	$ 1,719,602

THIRTY THREE THREADS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years ended June 30, 2026 and 2025

	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) income	**$ (874,283)**	$ (1,466,536)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Depreciation and amortization	**343,904**	232,742
Deferred income tax	**44,500**	(644,000)
Allowance for current expected credit losses	**(91,466)**	(119,231)
Provision for inventory reserve	**1,955,206**	147,952
Stock compensation expense	**221,412**	200,442
Operating lease expense	**288,094**	263,370
Amortization of right-of-use assets	**111,680**	41,305
Amortization of loan discount	**85,116**	349,738
Interest income on shareholder note receivable	**(3,536)**	(3,878)
Allowance for return reserve	**(186,199)**	(223,183)
Decrease (increase) in...		
Accounts receivable	**(523,361)**	531,717
Inventory	**(8,016,170)**	(2,109,413)
Other receivables and prepaid expenses	**499,223**	(396,043)
Deposits	**(3,030)**	(2,600)
Increase (decrease) in...		
Accounts payable	**5,069,459**	1,491,575
Accrued expenses	**(95,727)**	1,443,156
Income tax payable	**--**	(58,100)
Due to related party	**15,680**	534,320
Operating lease obligation	**(295,696)**	(277,909)
Net cash (used in) provided by operating activities	**(1,455,194)**	(64,576)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	**(59,251)**	(477,017)
Purchase of intangible assets	**(287,541)**	(309,595)
Loan to Mizu	**(271,000)**	--
Net cash used in investing activities	**$ (617,792)**	$ (786,612)

THIRTY THREE THREADS, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)
Years ended June 30, 2026 and 2024

	2026	2025
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds (payments) on line of credit, net	**$ 1,263,306**	$ 910,257
Payments on notes payable	**(109,556)**	(166,253)
Principal payments on finance lease obligations	**(132,525)**	(43,470)
Proceeds from related party note payable	**1,845,000**	--
Principal payments on related party note	**(363,862)**	--
Payment received on loan to shareholder	**5,500**	6,000
Net cash provided by financing activities	**2,507,863**	706,534
Net effect of exchange rate changes	**38,266**	(26,902)
Net increase (decrease) in cash and cash equivalents	**473,143**	(171,556)
Cash and cash equivalents, beginning of year	**67,971**	239,527
Cash and cash equivalents, end of year	**$ 541,114**	$ 67,971
SUPPLEMENTAL CASH FLOW INFORMATION		
Non-cash transactions:		
Right of use assets obtained in exchange for finance lease obligation	**$ 374,237**	$ 20,555
Inventory and intangibles received in exchange for common stock in subsidiary	**$ 2,197,000**	$ --
Right of use assets obtained in exchange for operating lease obligation	**$ 1,080,807**	$ 30,032
Discount on note issued in connection with the Vooray acquisition	**$ --**	$ 624,391
Cash paid during the year for:		
Interest	**$ 1,106,538**	$ 417,328
Income taxes	**$ 1,600**	$ 8,076

NOTE 1. ORGANIZATION, OPERATION AND BASIS OF PRESENTATION

Thirty Three Threads, Inc. (Thirty Three Threads), formerly known as ToeSox, Inc., was originally incorporated, in the state of California, in 2004 and changed its name in 2015. Thirty Three Threads is engaged in the design, development, manufacture and distribution of functional footwear, apparel and accessories. Thirty Three Threads purchased the assets of Tavi Noir in September 2015, purchased the assets of Vooray International, Inc. (Vooray) in January 2022, and owns the brands and related intellectual property for ToeSox, Tavi (FKA Tavi Noir), Vooray and Base 33. Products are manufactured in China and imported to a warehouse in Mexico or shipped directly to international distributors. The ToeSox, Tavi and Base 33 product lines include numerous styles of specialty socks, gloves, apparel and accessories that are marketed primarily to yoga, pilates, barre, dance and other athletic enthusiasts. The Vooray product lines include various athletic bag products. Sales are generated primarily in the United States with international sales in Canada as well as Asia Pacific (APAC), Europe, Middle East, and Africa (EMEA).

In February 2021, the Company opened a subsidiary, Thirty Three Threads AG (AG), in Switzerland. The AG office oversees all accounts in the EMEA market and all AG financial results are consolidated with Thirty Three Threads.

In 2025, the Company opened up a subsidiary, Fit Commerce, Inc. (FC). FC is a joint venture aimed at developing a comprehensive distribution model for apparel and accessories. The Company owns 81.13% of FC.

Basis of Presentation: The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The financial statements are presented in United States dollars.

Principles of Consolidation: The consolidated financial statements include the accounts of Thirty Three Threads, Inc., its wholly-owned subsidiary Thirty Three Threads AG, a Swiss company, and its 81.13% owned subsidiary, Fit Commerce, Inc. All material intercompany balances have been eliminated in consolidation.

Noncontrolling Interest: The remaining 18.87% ownership interest in FC held by other owners is reported as a noncontrolling interest. The noncontrolling interest is not redeemable outside the Company's control and is therefore classified within permanent equity, presented separately from the equity attributable to the Company. Consolidated net income and comprehensive income and the related amounts attributable to the Company and to the noncontrolling interest are presented separately in the consolidated statements of operations and comprehensive income. Net income and comprehensive income are attributed to the Company and to the noncontrolling interest based on their respective ownership percentages in FC.

NOTE 1. ORGANIZATION, OPERATION AND BASIS OF PRESENTATION (CONTINUED)

Upon formation of FC in 2025, the noncontrolling interest was recorded at the noncontrolling holders' proportionate 18.87% share of the net assets contributed to FC, or $700,000. The following table reconciles the carrying amount of the noncontrolling interest for the year ended June 30, 2026:

Balance at formation	$	--
Contributions from noncontrolling interest		700,000
Net loss attributable to noncontrolling interest		(12,278)
Balance at June 30, 2026	$	687,722

Fiscal Year: The Company operates and reports using a fiscal year ended June 30 of each year. The Company's current fiscal year ran from July 1, 2025 through June 30, 2026 (fiscal year).

Going Concern: The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. For the year ended June 30, 2026, the Company incurred a net loss of $862,174 and, as of June 30, 2026, had a working capital deficit of approximately $3.9 million. The Company has also experienced liquidity constraints and relies on credit facilities and other financing arrangements to fund operations. The Company’s primary line of credit had $3,843,762 outstanding at June 30, 2026 and is scheduled to mature on October 23, 2026. The Company was in compliance with its line-of-credit covenants as of June 30, 2026.

These conditions initially raised substantial doubt about the Company’s ability to continue as a going concern. Management has evaluated these conditions and believes its plans alleviate that doubt. Management’s plans include continued expense management, margin improvement initiatives, inventory and working capital management, pricing and sourcing actions, and the use of available financing arrangements. In October 2026, the Company is in the process of obtaining a new lending facility providing borrowing capacity of up to $10.0 million to support working capital advances against eligible inventory and accounts receivable. Management believes these plans and financing arrangements will provide sufficient liquidity to meet the Company’s obligations as they become due for at least one year after the date these consolidated financial statements are issued. Management also believes the refinancing arrangement will facilitate improved sales and profitability.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's knowledge of current events and actions, they may ultimately differ from actual events. Significant estimates made include the allowance for current expected credit losses, which is estimated based on current and historical customer practices; stock option expense, which is calculated based on the fair value of each option award estimated on the grant date using the Black-Scholes valuation model; inventory obsolescence, which is estimated based on projected and historical inventory movement; discount on note payable, which is calculated based on the expected timing of the loan payments; and lease liability and right-of-use asset, which is calculated based on certain assumptions such as borrowing rate, likelihood of lease extensions to occur, and asset valuation. Actual results could materially differ from those estimates.

Reclassifications: Certain reclassifications of amounts previously reported have been made to the accompanying financial statements to maintain consistency between periods presented. The reclassifications had no impact on previously reported income or equity.

Financial Instruments: The Company’s financial instruments consist of cash, accounts receivable, other receivables, accounts payable, accrued expenses and other liabilities, line of credit and notes and leases payable. The carrying values are considered to be representative of their fair market value, due to the short maturity of these instruments. The carrying value of the long-term portion of the notes and leases payable represents fair value as the terms approximate those currently available for similar debt instruments.

Cash and Cash Equivalents: For purposes of financial statement presentation, the Company classifies all highly liquid financial instruments with an original maturity of three months or less as cash equivalents.

Accounts Receivable, Net: The Company carries its accounts receivable at invoiced amounts less allowances for current expected credit losses, estimated returns and other deductions. The Company does not accrue interest on its trade receivables. Management evaluates the ability to collect accounts receivable based on a combination of factors. An allowance for current expected credit losses is maintained based on the length of time receivables are past due or the status of a customer’s financial position. Receivables are considered past due based upon the credit terms extended to customers. Receivables are written off against the allowance in the period deemed uncollectible after collection efforts have proven unsuccessful. The Company had an allowance for current expected credit losses of $158,534 and $250,000 at June 30, 2026 and 2025, respectively. The Company recorded allowances for estimated returns from customers of $167,005 and $353,204 at June 30, 2026 and 2025, respectively

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventories: Inventories are comprised of purchased finished goods and are stated at the lower of weighted average cost or net realizable value. Management periodically reviews inventory for excess quantities and obsolescence, and evaluates quantities on hand for physical condition and functionality as these characteristics may be impacted by customer demand for current products and new product introductions. The Company has recorded reserves for obsolete and excess inventories of $2,510,197 and $631,936 at June 30, 2026 and 2025, respectively.

Property and Equipment: Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally 3 to 15 years. Maintenance, repairs, and expenditures for renewals and betterments not determined to extend the useful lives or to increase materially the productivity of the properties to which they are applied are charged to income as incurred. Other renewals and betterments are capitalized.

Intangible Assets: The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives, generally 3 to 15 years. Intangible assets deemed to have an indefinite life are not amortized, instead they are reviewed at least annually for impairment. The Company capitalizes all legal costs to register, purchase, and renew its intangible assets. Amortization of intangible assets with finite lives is provided for on a straight-line basis over their estimated useful lives. Amortization expenses related to intangible assets with finite lives amounted to $175,646 and $151,153 for the years ended June 30, 2026 and 2025, respectively.

Goodwill: In January 2022, the Company acquired the rights to the Vooray brand. The purchase was accounted for as an acquisition in accordance with Accounting Standards Codification (ASC) 805, *Business Combinations.* Goodwill represents the excess of the cost of the acquisition over the fair value of the net identifiable assets acquired by the Company. The goodwill is deemed to have an indefinite life and is not amortized. Goodwill is tested for impairment at the entity level if a triggering event occurs. Based on impairment tests as of June 30, 2026 and 2025, the Company determined that there was no impairment of its intangible assets with indefinite lives.

Impairment of Assets: In the event that facts and circumstances indicate that the carrying amount of tangible or intangible long-lived assets or groups of assets may be impaired, an evaluation of recoverability is performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the assets would be compared to the assets' carrying amount to determine if an impairment loss should be recorded. If the assets' carrying amount exceeds the estimated future undiscounted cash flows associated with the assets, an impairment loss equal to the amount by which the assets' carrying amount exceeds their fair value is recognized. Based on impairment tests as of June 30, 2026 and 2025, the Company determined that there was no impairment of its intangible assets with indefinite lives.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accrued Expenses and Other Liabilities: In accordance with applicable accounting guidance, the Company accrues liabilities that are impacted by estimates related to general operating expenses, such as payroll and royalty expenses. Management estimates reflect the probable liability as of the balance sheet date. In determining the adequacy of estimated liabilities, the Company performs ongoing evaluations based on available information.

Lease Accounting: Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of fixed lease payments over the lease term. Leases are classified as financing or operating which drive the expense recognition pattern. The Company has elected to exclude short-term leases.

For leases with terms greater than 12 months, a related asset and obligation at the present value of lease payments over the term is recorded. If the rate implicit in the lease is not available, the incremental borrowing rate is used, which is based on the estimated interest rate for collateralized borrowing over a similar term of the lease at commencement date.

For purposes of determining straight-line rent expense, the lease term is calculated from the date the Company first takes possession of the facility, including any periods of free rent and any renewal option periods that the Company is reasonably certain of exercising. Contractually specified minimum rent and annual rent increases are included in the measurement of the right-of-use asset and related lease liability. The Company may be required to pay directly, or reimburse the lessor, for some maintenance and operating costs. Such amounts are generally variable and therefore not included in the measurement of the right-of-use asset and related lease liability but are instead recognized as variable lease expense in the consolidated statements of operations when they are incurred.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition: The Company has various contracts with customers. The Company's contracts specify that revenues from product sales are recognized at the time the product is shipped, primarily FOB shipping point, which is when the transfer of control of goods has occurred, and at which point title passes. There are contracts with other shipping terms, such as FOB destination, and revenue is recognized according to those specific terms. Revenue is recorded net of estimated returns and sales discounts given to customers. The Company does not allow for unapproved returns, except in the event of defective merchandise, and has established an allowance for returns based on historical experience which have averaged less than four percent. The Company recorded allowances for estimated returns from customers of $167,005 and 353,204 at June 30, 2026 and 2025, respectively. In addition, the Company has contracts with customers wherein the customers receive sales discounts. The Company evaluated the status of these contracts as of June 30, 2026, and does not believe that any additional discounts will be given through the end of the contract periods. The Company sells its products to domestic and international distributors, directly to customers through its online store, and through commission agreements with various studio fitness chains and retailers. See Note 14. for geographic detail of revenue.

Shipping and Handling Costs: Shipping and handling fees billed to customers are recorded in net revenue. Total shipping revenues for the years ended June 30, 2026 and 2025 amounted to $909,242 and $782,480, respectively. The costs associated with shipping goods to customers are included in cost of revenue.

Advertising Costs: The Company's policy is to expense advertising costs as incurred. The Company does not incur significant advertising costs substantially in advance of the time advertising takes place. Total advertising costs for the years ended June 30, 2026 and 2025 were $2,383,122 and $2,293,073, respectively.

Sales Tax: Taxes collected from the Company's customers are included in accrued expenses and other liabilities until the taxes are remitted to the appropriate taxing authorities. Taxes collected are excluded from revenues.

Income Taxes: The Company records income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued): On an annual basis, management evaluates the financial statement effects, if any, of income tax positions taken or expected to be taken on its income tax returns. Management evaluates the likelihood that, upon examination by the relevant taxing jurisdictions, those income tax positions would be sustained. Based upon that evaluation, if it were more than 50% probable that a material amount of income tax would be recognized at the entity level upon examination by the relevant taxing jurisdictions, a liability would be recognized in the accompanying balance sheet along with any interest and penalties that would result from that assessment.

Stock Based Compensation: The Company follows the guidance of the accounting provisions of ASC 718, Share-based Compensation, which requires the use of the fair-value based method to determine compensation for all arrangements under which employees and others receive shares of stock or equity instruments (warrants and options). The fair value of each option award is estimated on the date of grant using the Black-Scholes valuation model that uses assumptions for expected volatility, expected dividends, expected term, and the risk-free interest rate. Management's estimate of expected volatility was based on a sampling of companies with attributes similar to those of the Company.

The risk-free rate was based on the U.S. Treasury rate on instruments with terms similar to the expected lives of the options. Expected lives were determined using the simplified method. The Company has elected to account for forfeitures as they occur.

The fair value of options and warrants granted during the years ended June 30, 2026 and 2025, were estimated on the date of grant using the following weighted average assumptions:

	2026	2025
Dividend yield	**--%**	--%
Expected volatility	**16.64%**	16.32%
Risk-free interest rate	**4.03%**	3.98%
Expected lives (in years)	**10**	10

Foreign Currency Translation: Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions denominated in foreign currencies are recognized in the income statement. The exchange differences arising from the translation of the assets and liabilities of the subsidiary are reported in other comprehensive income.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recently Issued Accounting Standards: Management is in the process of evaluating the application of the following recently issued accounting standards to determine the future impact on the Company's financial statements.

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASU) 2023-09, *Income Taxes (Topic 740): Improvements of Income Tax Disclosures*. This ASU provides guidance for disclosures on income taxes paid and desegregation of income by geographical source. The ASU is effective for the Company for the annual period beginning July 1, 2026.

Subsequent Events Evaluation: Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are available to be issued. Management has evaluated its June 30, 2026 and 2025 consolidated financial statements for subsequent events through October 23, 2026, the date of issuance of the consolidated financial statement.

NOTE 3. INVENTORIES, NET

Inventories consist of the following as of June 30:

	2026	2025
Inventories at cost	**$ 15,344,931**	$ 6,881,366
Purchases in transit	**238,823**	763,163
Less: Inventory reserve	**(2,510,197)**	(631,936)
Inventories, net	**$ 13,073,557**	$ 7,012,593

NOTE 4. PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following:

	2026	2025
Leasehold improvements	$ 98,381	$ 74,241
Furniture and fixtures	658,380	639,611
Computer equipment	125,736	120,998
Machinery and equipment	509,469	497,865
Subtotal	1,391,966	1,332,715
Less: Accumulated depreciation	(950,834)	(782,643)
Property and equipment, net	$ 441,132	$ 550,072

Depreciation expense on property and equipment for the years ended June 30, 2026 and 2025 were $168,259 and $81,589, respectively.

NOTE 5. INTANGIBLE ASSETS, NET

The Company's intangible assets consist of the following as of June 30:

	2026	2025
Computer software	$ 1,771,911	$ 1,382,197
Customer lists	300,000	300,000
Patents	417,056	417,056
Subtotal	2,488,967	2,099,253
Less: Accumulated amortization	(1,671,648)	(1,496,003)
Amortizable Intangible assets, net	817,319	603,250
Trademarks	1,375,172	1,327,345
Goodwill	3,031,746	3,031,746
Total Intangibles, net	$ 5,224,237	$ 4,962,341

NOTE 5. INTANGIBLE ASSETS, NET (CONTINUED)

Future estimated amortization expense related to amortizable intangible assets is as follows:

Year Ending June 30,		
2027	$	**229,721**
2028		**172,409**
2029		**123,810**
2030		**74,497**
2031		**63,567**
Thereafter		**153,315**
	$	**817,319**

Amortization expenses were $175,646 and $151,153 for the years ended June 30, 2026 and 2025, respectively.

NOTE 6. NOTES RECEIVABLE

As of June 30, 2026, the Company held a promissory note receivable from Mizu in the principal amount of $271,000. The note was executed on December 3, 2025 and is non-interest bearing. It matures on December 3, 2027. The outstanding balance is fully secured by the assets of Mizu.

NOTE 7. LINE OF CREDIT

The Company maintains a line of credit with a financial institution allowing borrowings up to $4,000,000, which is due October 23, 2026 and collateralized by the property and assets of the Company. Borrowings under the line bear a variable interest rate valued monthly (which was 12.25% at June 30, 2026. The outstanding balances on the line of credit were $3,843,762 and $3,355,841 at June 30, 2026 and 2025, respectively. The Company is required to maintain certain financial and non-financial covenants in accordance with the line of credit agreement and the line of credit is guaranteed by officers and shareholders of the Company. At June 30, 2026 and 2025, the Company was in compliance with the covenants.

The Company has a line of credit with a financial institution allowing borrowings up to $2,500,000. The Company borrowed $960,000 during year ended June 30, 2026. Principal and interest payments of $25,384.62 are due weekly until April 30, 2027. Loan is collateralized by the property and assets of the Company. The effective interest rate on the loan is 66%. The outstanding balance was $775,385 at June 30, 2026. The line of credit is guaranteed by officers and shareholders of the Company.

NOTE 8. NOTES PAYABLE

The following table summarizes the components of notes payable balance at June 30:

	2026	2025
Note payable to the former owners of Vooray. The Company is obligated to make quarterly payments of the greater of 20% of the net proceeds from the sale of Vooray branded products or $87,500 until $3,500,000 has been paid. Matures January 9, 2032. The note is subordinated to the line of credit.*	**$ 2,309,635**	$ 2,415,972
Note payable to Finance Group, a related party, with interest at 15% per annum. The balance remaining on the loan is due in full by December 2029.	**2,196,745**	715,097
Economic Injury Disaster Loan with U.S. Small Business Administration. The note is secured by substantially all assets of the Company and accrues interest at a rate of 3.75% per annum. The Company has used the proceeds for qualifying expenses. The $150,000 note is due in full July 2050 and includes monthly principal and interest payments of $731.	**132,407**	136,137
Subtotal	**4,638,787**	3,267,206
Less: unamortized discount	**(211,184)**	(296,300)
Less: current portion	**(387,873)**	(1,102,511)
Long-term portion	**$ 4,039,730**	$ 1,868,395

NOTE 8. NOTES PAYABLE (CONTINUED)

Future minimum payments under the above notes payable are as follows:

Year ending June 30,		
2027	$	**387,873**
2028		**353,861**
2029		**2,550,753**
2030		**354,161**
2031		**354,320**
Thereafter		**637,819**
	$	**4,638,787**

*The note payable to the former owners of Vooray, exchanged during the purchase of Vooray, has no stated interest rate. However, to reflect the fair value on the date of the transaction, the liability recorded in the financial statements reflects future payments discounted at an effective interest rate of 4%. The effect on fair value of estimated changes in future payment timing is reported in the income statement, under other expenses, when identified. Amortization of the discount is reported in the income statement as interest expense.

NOTE 9. LEASES

In October 2019, the Company entered into an agreement to lease a building in Vista, California for the period from November 1, 2019 through October 31, 2022. On June 16, 2021, the Company signed an amendment to the lease agreement wherein it was granted two additional months of rent concessions and the lease was extended through January 31, 2026. The lease was renewed effective February 1, 2026 through January 31, 2030. The table below presents certain information related to the lease-related assets and liabilities recorded on the balance sheet as of June 30:

		2026		2025
Weighted average remaining lease term (in years)				
Operating lease		**3.60**		0.86
Finance leases		**3.65**		2.02
Weighted average discount rate				
Operating lease		**5 %**		5 %
Finance leases		**10 %**		9 %
Operating cash flow from operating leases	**$**	**295,696**	$	271,372
Financing cash flow from finance leases	**$**	**132,525**	$	52,467

NOTE 9. LEASES (CONTINUED)

The maturities of lease liabilities as of June 30, 2026 were as follow:

Year Ending June 30,	Operating lease obligations	Finance lease obligations
2027	$ 304,512	$ 113,458
2028	308,938	95,379
2029	314,684	88,313
2030	187,257	77,800
2031	--	10,291
Total lease payments	1,115,391	385,241
Less: Interest	(98,027)	(66,684)
Present value of lease liabilities	$ 1,017,364	$ 318,557

NOTE 10. SHAREHOLDERS' EQUITY

Preferred Stock: The Company is authorized to issue 2,594,861 shares of Series A convertible preferred stock with no par value. Preferred stock issuance costs for the years ending June 30, 2026 and 2025 were $0. In addition, the private equity firm converted $1,177,727 of debt into 731,507 shares of Series A convertible preferred stock during the year ended June 30, 2023. These shares have a liquidation preference of 1.67 times the Series A convertible preferred stock issuance price. The holder of Series A convertible preferred stock has the option to convert the shares into shares of common stock at $1.61 per share.

Common Stock: The Company is authorized to issue 50,000,000 shares of common stock with no par value. For the years ended June 30, 2026 and 2025, the Company did not issue any shares of common stock.

Distributions: Holders of shares are entitled to receive distributions on a pro rata basis, and are payable when and if declared by the Company's Board of Directors. Such distributions are not cumulative. Series A convertible preferred stock holders receive distributions prior to common stock holders. No distributions were paid during the years ended June 30, 2026 and 2025, respectively.

Voting Rights: Holders of common stock and Series A convertible preferred stock each have the right to one vote per share.

NOTE 10. SHAREHOLDERS' EQUITY (CONTINUED)

Warrants: During the year ended June 30, 2022, the Company issued additional warrants to purchase 187,814 shares of common stock in conjunction with a note payable to a related party. The Company initially valued the warrants at approximately $93,907. They were reported as a debt discount to the note payable, and were amortized to interest expense over the life of the loan. The unamortized amounts of the warrants at June 30, 2026 and 2025 are $0. The amounts amortized to interest expense during the years ended June 30, 2026 and 2025 were $0 and $31,302, respectively.

Stock Options: During the year ended June 30, 2018, the Company adopted stock incentive plans covering an aggregate of 5,727,565 shares of the Company's unissued common stock to be granted to employees, directors, and select contractors of the Company. During the year ended June 30, 2026, the Company granted 850,000 stock options, to officers, directors and employees at a weighted exercise price of $1.75 per share. During the year ended June 30, 2025, the Company granted 125,000 stock options, to officers, directors and employees at an exercise price of $2.75. Stock based compensation for the years ended June 30, 2026 and 2025 amounted to $221,412 and $200,442, respectively.

Activity as to aggregate stock options outstanding is as follows:

	Number of stock options	Exercise price range per share	Weighted average exercise price
Options outstanding at June 30, 20247	4,538,244	$0.52 - $2.75	$1.64
Options granted	125,000	$2.75	$2.75
Options exercised	--	N/A	$--
Options canceled or expired	(360,628)	$0.52 - $2.75	$1.64
Options outstanding at June 30, 2025	4,302,616	$0.52 - $2.75	$1.68
Options granted	850,000	1.75	$1.75
Options exercised	--	N/A	$--
Options canceled or expired	(129,947)	$1.30 - $2.75	$2.26
Options outstanding at June 30, 2026	5,022,669	$0.52 - $2.75	$1.67

The weighted average fair values of options granted during the years ended June 30, 2026 and 2025 were $.0675 and and $0.41, respectively. The aggregate intrinsic values of options outstanding at June 30, 2026 and 2025 were $0.

NOTE 10. SHAREHOLDERS' EQUITY (CONTINUED)

Stock Options (Continued): The following summarizes information about the Company's stock options outstanding at June 30, 2026:

Range of exercise prices	Number outstanding June 30, 2026	Weighted average remaining contractual life in years	Weighted average exercise price	Number exercisable at weighted average exercise price
$0.52 - $0.72	1,326,500	0.90	$0.64	1,326,500
$1.30 - $1.43	1,580,630	6.19	$1.55	779,724
$2.00 - $2.75	2,115,539	6.40	$2.42	1,514,874

The number of non-vested stock options as of June 30, is as follows:

	Number of shares	Weighted average grant date fair value
Non-vested shares at June 30, 2024	1,599,304	$0.44
Granted	125,000	$0.41
Forfeited	(137,791)	$0.25
Vested	(515,651)	$0.46
Non-vested shares at June 30, 2025	1,070,862	$0.46
Granted	850,000	$0.68
Forfeited	(71,460)	$0.48
Vested	(447,830)	$0.52
Non-vested shares at June 30, 2026	1,401,572	$0.57

At June 30, 2026 and 2025, the total compensation cost related to non-vested stock option awards not yet recognized totaled approximately $899,000 and $565,000, respectively. The weighted average period over which this amount was expected to be recognized at June 30, 2026 and 2025 is 4.83 and 7.78 years, respectively.

NOTE 11. REVENUE RECOGNITION

Revenue from contracts with customers based on timing of revenue recognition consists of the following, as of June 30:

	2026	2025
Performance obligations transferred at a point in time	**$ 46,711,014**	$ 45,285,696
Performance obligations transferred over time	**--**	--
Less: discounts	**(8,319,501)**	(8,470,546)
	$ 38,391,513	$ 36,815,150

NOTE 12. INCOME TAXES

Current income taxes (benefits) are based upon the year's income taxable for federal and state tax reporting purposes. Deferred income taxes (benefits) are provided for certain income and expenses, which are recognized in different periods for tax and financial reporting purposes.

	2026	2025
Current:		
Federal	**$ --**	$ (53,299)
State	**4,656**	3,125
	4,656	(50,174)
Deferred:		
Federal	**81,400**	(425,000)
State	**(36,900)**	(219,000)
	44,500	(644,000)
Total income tax (benefit) expense	**$ 49,156**	$ (694,174)

Deferred income taxes are provided for temporary differences in recognizing certain income and expense items for financial and tax reporting purposes. A valuation allowance is recorded to fully offset the deferred tax asset if it is more likely than not that the asset will not be realized. There was no valuation allowance as of June 30, 2026 and 2025.

At June 30, 2026, the Company had U.S federal and California state tax net operating loss (NOL) carryforwards of approximately $5,558,000 and $2,898,000, respectively, which begin to expire in 2042.

Current Federal and California tax laws include substantial restrictions on the utilization of net operating loss carryforwards in the event of an "ownership change" of a corporation. Accordingly, the Company's ability to utilize net operating loss carryforwards may be limited as a result of such "ownership change." Such limitation could result in the expiration of carryforwards before they are utilized.

NOTE 12. INCOME TAXES (CONTINUED)

Significant components of the Company's deferred tax assets are shown below.

Year ended June 30,	2026	2025
Deferred tax assets:		
Net operating loss carry-forwards	$ 1,533,200	$ 1,707,000
Lease liability	288,100	55,400
Accrued vacation	163,000	58,300
Other timing differences	285,000	239,300
Total deferred tax assets	2,269,300	2,060,000
Deferred tax liabilities		
Depreciation and amortization on PP&E and Intangibles	(251,649)	(232,500)
Right-of-use asset	(286,300)	(51,400)
Other	249	--
Total deferred tax liabilities	(537,700)	(283,900)
Less valuation allowance	--	--
Net deferred tax assets	$ 1,731,600	$ 1,776,100

A reconciliation of the expected tax computed at the U.S statutory federal income tax rate to the total provision for income tax (benefit) expense is as follows:

Year ended June 30,	2026	2025
Expected federal income tax at 21%	$ (187,433)	$ (445,118)
Expected state income tax, net of federal tax benefit	(33,530)	(217,657)
Non-deductible expenses	77,209	17,105
Prior year true ups and rounding	191,379	--
Prior year tax payable adjustment	1,531	--
Other	--	(48,504)
Provision for income tax (benefit) expense	$ 49,156	$ (694,174)

NOTE 13. RELATED PARTY TRANSACTIONS

Shareholder Note Receivable: As a result of a common stock purchase, the Company has a long-term note receivable due from a shareholder with a maturity date of January 1, 2085 or earlier. The note is secured by the shareholder’s grant of security interest in shares of the Company. The note accrues annual interest at approximately 0.95% and payments of $500 are received monthly. Interest income is capitalized into the note balance. Interest income of $3,536 and $3,877 was recognized during the years ended June 30, 2026 and 2025, respectively. Principal payments of $5,500 and $6,000 were received during the years ended June 30, 2026 and 2025, respectively. The outstanding balances of the shareholder note receivable were $405,039 and $407,003 at June 30, 2026 and 2025, respectively, and has been recorded as contra equity within the consolidated statements of shareholders' equity due to the relative uncertainty surrounding repayment.

NOTE 14. CONCENTRATIONS

Credit Risk: The Company provides unsecured credit in the normal course of business to customers throughout the United States and in foreign markets.

Major Customers: For the years ended June 30, 2026, and 2025, the Company had six distribution agreements, respectively that represented approximately 53% and 56% of revenue, respectively. If the financial condition or operations of these customers deteriorates, the risks associated with selling on credit could increase substantially.

Major Suppliers: For the year ended June 30, 2026 and 2025, the Company had 3 and 5 vendors that accounted for 50% and 72% of inventory purchases, respectively. At June 30, 2026 and 2025, these vendors accounted for 48% and 66% of accounts payable, respectively.

Cash Concentration: The Company's cash and cash equivalents consist of cash held at financial institutions. U.S. cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times balances may exceed federally insured limits. At June 30, 2026 and 2025, the Company had approximately $103,709 of uninsured cash. The Company has not experienced any losses in such accounts and Management believes that the Company is not exposed to any significant credit risk with respect to its cash and cash equivalents.

Geographic Concentration: Operations outside the United States include the subsidiary in Switzerland. Foreign operations are subject to risks inherent in operating under different legal systems and various political and economic environments. Among the risks are changes in existing tax laws, possible limitations on foreign investment and income repatriation, government price or foreign exchange controls, and restrictions on currency exchange.

NOTE 14. CONCENTRATIONS (CONTINUED)

Results of operations for the Company's Swiss subsidiary are translated from the local (functional) currency to the U.S. dollar using average exchange rates during the period, while assets and liabilities are translated at the exchange rate in effect at the reporting date. Resulting gains or losses from translating foreign currency financial statements are recorded as other comprehensive income (loss). Foreign currency transaction gains (losses) resulting from exchange rate fluctuations on transactions denominated in a currency other than Euros are included in earnings.

As of June 30, 2026 and 2025, all of the Company’s inventory is located in a third-party warehouse in Tijuana, Mexico. Geographic information regarding net revenues is approximately as follows:

Year ending June 30,	**2026**	2025
Approximate net revenues:		
US & Canada	**$ 33,777,994**	$ 32,276,203
Asia-Pacific	**3,480,077**	1,558,254
Europe, Middle East, and Africa	**1,076,033**	2,980,693
Latin America	**57,409**	--
	$ 38,391,513	$ 36,815,150

NOTE 15. CONTINGENCIES

Commission and Royalty Agreements: The Company has certain commission and royalty agreements through which it has obtained rights to manufacture and market products solely for sale to various purchasers and their franchisees, primarily consisting of studio fitness locations and other retailers. Commission and royalty expense of approximately $5,355,950 and $5,796,000 related to these agreements, was included in selling, general, and administrative expenses for the years ended June 30, 2026 and 2025, respectively. Product sales related to these agreements comprised approximately 53% of total net revenues for the years ended June 30, 2026 and 2025, respectively. The Company may enter into other royalty and license agreements in the future as it deems necessary for conducting business.

Regulations and Industry: The apparel industry is subject to laws and regulations of federal, state, and local governments. As a manufacturer of consumer products, the Company has exposure to California Proposition 65 which regulates substances officially listed by California as causing cancer, birth defects, or other reproductive harm. The regulatory arm of Proposition 65 that relates to the Company prohibits businesses from knowingly exposing individuals to listed substances without providing a clear and reasonable warning. All companies in California are subject to potential claims based on the content of their products sold. Management believes that the Company is in compliance with these laws. While no regulatory inquiries have been made, compliance with such laws and regulations can be subject to future review and interpretation, as well as regulatory actions unknown or asserted at this time.

NOTE 16. RETIREMENT PLAN

The Company has established an employee benefit plan as provided under §401(k) of the Internal Revenue Code (the "Plan"). The Plan is open to all eligible employees as defined in the Plan documents. The Company may make matching and discretionary contributions to the Plan in such amounts as provided by the plan provisions and as determined by the shareholders. The Company made contributions of approximately $151,000 and $127,000 for the years ended June 30, 2026 and 2025, respectively.

NOTE 17. MATERIAL DISTRIBUTOR AND SUPPLY AGREEMENTS

Retail Supply Agreement with Xponential Fitness, LLC: The Company's subsidiary, FC, entered into a Retail Supply Agreement with Xponential Fitness LLC ("Xponential") on July 3, 2025, effective December 1, 2025, which amends and restates all prior supply and co branding agreements. Under the Agreement, Fit Commerce ("FC") is the exclusive manufacturer and distributor of approved retail products ("Products") to Xponential Franchisees in the United States and Canada, and 33T remains the exclusive supplier of sock products. FC recognizes revenue upon transfer of control to Franchisees.

FC is obligated to pay Xponential fixed annual minimum commissions of $7.0 million to $13.0 million over Contract Years 1-5, amortized monthly. FC must also pay accelerator commissions on Net Sales above annual thresholds, foreign commissions of 10% of Net Sales outside the U.S. and Canada, and direct to consumer commissions ranging from 10%-15% of Net Sales. These commission obligations represent contractual liabilities. The minimum guaranteed commissions (paid monthly) based on the contract years is as follows:

Year ending November 30,		
2027	$	**7,000,000**
2028		**8,000,000**
2029		**10,000,000**
2030		**12,000,000**
2031		**13,000,000**
	$	**50,000,000**

FC is required to purchase Xponential's existing inventory (excluding items listed as excluded) at either (i) original cost less original commission for FC originated goods or (ii) 56% of landed cost for all other inventory. FC must remit the greater of $300,000 or the prior month's sales of existing inventory each month. These inventory purchase obligations are disclosed as enforceable commitments under Accounting Standards Codification (ASC) 330 "Inventory". For the year ended June 30, 2026, $2,794,015 of inventory was purchased from Xponential. At June 30, 2026 , included in Accounts Payable is $2,814,000 due to Xponential for these purchases.

NOTE 17. MATERIAL DISTRIBUTOR AND SUPPLY AGREEMENTS (CONTINUED)

The Agreement includes exclusivity provisions requiring Xponential to enforce retail vendor compliance. Non compliant Franchisees may be removed from the Door Count, which adjusts FC's minimum commission obligation. The Agreement expires November 30, 2030, and includes termination rights for uncured material breach, insolvency, reputational harm, or failure to meet capital requirements. Upon termination, Xponential must purchase unsold Products bearing Xponential Marks unless termination resulted from FC's uncured material breach, creating a contingent asset and liability under ASC 450 "Loss Contingencies".

Mizu Agreements: The Company is party to distribution and consulting agreements with Mizu, Inc. and BrandOS, LLC. Under Amendment No. 1 to the Distributor Agreement (effective September 1, 2025), the Company pays Mizu a royalty of 15.5% of net sales of Mizu-branded and related drinkware products, purchases remaining inventory at landed cost, and assumes certain personnel and operating expenses. Amendment No. 2 (effective April 1, 2026) reduced the royalty rate to 4.5% of net sales, with royalties accruing monthly and recorded as liabilities. These agreements expired on September 1, 2026.

Separately, the Company entered into a consulting agreement with BrandOS, LLC (April 10, 2026) under which Tim Pogue serves as General Manager of Mizu. The agreement provides for compensation of $15,500 per month plus reimbursement of approved expenses.

Royalty expenses, consulting fees, and reimbursed costs are recognized in operating expenses when incurred. Inventory purchases are recorded at landed cost. No contingencies or impairment indicators were identified as of the reporting date.